As filed with the Securities and Exchange Commission on November 14, 2005

Registration No. 333-122149

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SEAGATE TECHNOLOGY

(Exact name of registrant as specified in its charter)

Cayman Islands	98-0355609
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

P.O. Box 309GT, Ugland House, South Church Street

George Town, Grand Cayman, Cayman Islands

(345) 949-8066

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

818 West Seventh Street, Suite 200

Los Angeles, California 90017

(800) 888-9207

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

William L. Hudson Executive Vice President, General Counsel and Secretary Seagate Technology 920 Disc Drive P.O. Box 66360 Scotts Valley, California 95067 (831) 438-6550	William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated November 14, 2005

50,000,987 Shares

COMMON SHARES

The selling shareholders listed in this prospectus or a supplement hereto are offering 50,000,987 of our common shares. We will not receive any of the proceeds from the sale of our common shares in this offering.

The selling shareholders may not sell (other than pursuant to an exemption from registration) our common shares covered by this prospectus until the registration statement, of which this prospectus forms a part, filed with the Securities and Exchange Commission is effective.

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX.” On November 11, 2005 the last reported sale price of our common shares on the New York Stock Exchange was $15.92 per share.

Investing in our common shares involves risk. See “ Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2005

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference in this prospectus, before making an investment decision. You should carefully consider, among other things, the matters discussed in “Risk Factors.” Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us” and “our” refer to Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries, and the term “common shares” refers to our common shares. For ease of reference, throughout this prospectus, we use the term “Seagate Delaware” to refer to Seagate Technology, Inc., a Delaware corporation, and, unless it is otherwise evident from the context, its subsidiaries before the November 2000 transactions. We use the term “predecessor” to refer to the disc drive business and storage area network business of Seagate Delaware before the November 2000 transactions. We use the term “November 2000 transactions” to refer to the series of transactions consummated in November 2000 pursuant to which we acquired the disc drive business of Seagate Delaware.

Seagate Technology Overview

We are a leader in the design, manufacturing and marketing of rigid disc drives. Rigid disc drives, which are commonly referred to as disc drives or hard drives, are used as the primary medium for storing electronic information in systems ranging from desktop and notebook computers and consumer electronics devices to data centers delivering information over corporate networks and the Internet. We produce a broad range of disc drive products that make us a leader in the industry with products addressing enterprise, desktop, mobile computing, and consumer electronics applications.

We sell our disc drives primarily to major original equipment manufacturers, or OEMs, with whom we have longstanding relationships. These customers include Hewlett-Packard, Dell, EMC, Apple and Lenovo. We also have key relationships with major distributors, who sell our disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world, and we are currently expanding our direct sales to retailers.

“Seagate,” “Seagate Technology,” “Barracuda,” “Cheetah” and “Momentus” among others, are our registered trademarks. We have a registration pending for our “Savvio” trademark. This prospectus also includes trademarks of other persons.

The address of our principal executive offices is Seagate Technology c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the telephone number at that address is (345) 949-8066. Our worldwide web site address is www.seagate.com. However, the information in, or that can be accessed through, our web site is not part of this prospectus.

RISK FACTORS

An investment in the common shares offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors in addition to the remainder of this prospectus, including the information incorporated by reference, before making an investment decision. Some statements in this prospectus (including some of the following risk factors) are forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

Competition—Our industry is highly competitive and our products have experienced significant price erosion and market share variability.

Even during periods when demand is stable, the disc drive industry is intensely competitive and vendors typically experience substantial price erosion over the life of a product. Our competitors have historically offered existing products at lower prices as part of a strategy to gain or retain market share and customers, and we expect these practices to continue. We may need to reduce our prices to retain our market share, which could adversely affect our results of operations. Based on our recent experience in the industry with respect to new product introductions, we believe that the rate of growth in areal density, or the storage capacity per square inch on a disc, is slowing from its previous levels. This trend may contribute to increased average price erosion. To the extent that historical price erosion patterns continue, product life cycles may lengthen, our competitors may have more time to enter the market for a particular product and we may be unable to offset these factors with new product introductions at higher average prices. A second trend that may contribute to increased average price erosion is the growth of sales to distributors that serve producers of non-branded products in the personal storage sector. These customers generally have limited product qualification programs, which increase the number of competing products available to satisfy their demand. As a result, purchasing decisions for these customers are based largely on price and terms. Any increase in our average price erosion would have an adverse effect on our result of operations.

Moreover, a significant portion of our success in the past has been a result of increasing our market share at the expense of our competitors. Our market share for our products can be negatively affected by our customers’ diversifying their sources of supply as the slowing rate of growth in areal density has resulted in longer product cycles and more time for our competitors to enter the market for particular products. When our competitors successfully introduce product offerings, which are competitive with our recently introduced new products, our customers may quickly diversify their sources of supply. Any significant decline in our market share would adversely affect our results of operations.

Principal Competitors—We compete with both independent manufacturers, whose primary focus is producing technologically advanced disc drives, and captive manufacturers, who do not depend solely on sales of disc drives to maintain their profitability.

We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies, including other independent disc drive manufacturers and large captive manufacturers such as:

Independent	Captive
Maxtor Corporation	Fujitsu Limited
Western Digital Corporation	Hitachi Global Storage Technologies
Cornice Inc.	Samsung Electronics Incorporated
GS Magicstor Inc.	Toshiba Corporation

The term “independent” in this context refers to manufacturers that primarily produce disc drives as a stand-alone product, and the term “captive” refers to disc drive manufacturers who themselves or through affiliated entities produce complete computer or other systems that contain disc drives or other information storage products. Captive manufacturers are formidable competitors because they have the ability to determine pricing for complete systems without regard to the margins on individual components. Because components other than disc drives generally contribute a greater portion of the operating margin on a complete computer system than do disc drives, captive manufacturers do not necessarily need to realize a profit on the disc drives included in a computer system and, as a result, may be willing to sell disc drives to third parties at very low margins. Many captive manufacturers are also formidable competitors because they have more substantial resources than we do. In addition, Hitachi Global Storage Technologies (together with affiliated entities) and Samsung Electronics Incorporated also sell other products to our customers, including critical components like flash memory, application-specific integrated circuits, or ASICs and flat panel displays, and may be willing to sell their disc drives at a lower margin to advance their overall business strategy. This may improve their ability to compete with us. To the extent we are not successful competing with captive or independent disc drive manufacturers, our results of operations will be adversely affected.

In addition, in response to customer demand for high-quality, high-volume and low-cost disc drives, manufacturers of disc drives have had to develop large, in some cases global, production facilities with highly developed technological capabilities and internal controls. The development of large production facilities and industry consolidation can contribute to the intensification of competition. We also face indirect competition from present and potential customers who evaluate from time to time whether to manufacture their own disc drives or other information storage products.

We have also started to experience competition from other companies that produce alternative storage technologies like flash memory, where increased capacity and lower cost of these technologies have resulted in competition with our lower capacity, smaller form factor disc drives.

Volatility of Quarterly Results—Our quarterly operating results fluctuate significantly from period to period, and this may cause our stock price to decline.

In the past, our quarterly revenue and operating results fluctuated significantly from period to period. We expect this fluctuation to continue for a variety of reasons, including:

•	changes in the demand for the computer systems, storage subsystems and consumer electronics that contain our disc drives, due to seasonality and other factors;

•	changes in purchases from period to period by our primary customers, particularly as our competitors are able to introduce and produce in volume comparable product technology or alternative storage technology solutions, such as flash memory;

•	competitive pressures resulting in lower selling prices;

•	increased costs or adverse changes in availability of supplies;

•	delays or problems in the introduction of our new products due to inability to achieve high production yields, delays in customer qualification or initial product quality issues;

•	shifting trends in customer demand which, when combined with overproduction of particular products, particularly at times like now where the industry is served by multiple suppliers, results in supply/demand imbalances;

•	the impact of corporate restructuring activities that we may engage in;

•	adverse changes in the level of economic activity in the United States and other major regions in which we do business;

•	our high proportion of fixed costs, including research and development expenses; and

•	announcements of new products, services or technological innovations by us or our competitors.

As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common shares.

New Product Offerings—Market acceptance of new product introductions cannot be accurately predicted, and our results of operations will suffer if there is less demand for our new products than is anticipated.

We are continually developing new products in the hope that we will be able to introduce technologically advanced disc drives into the marketplace ahead of our competitors. The success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, the effective management of inventory levels in line with anticipated product demand, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. Accordingly, we cannot accurately determine the ultimate effect that our new products will have on our results of operations.

In addition, the success of our new product introductions is dependent upon our ability to qualify as a primary source of supply with our OEM customers. In order for our products to be considered by our customers for qualification, we must be among the leaders in time-to-market with those new products. Once a product is accepted for qualification testing, any failure or delay in the qualification process or a requirement that we requalify can result in our losing sales to that customer until new products are introduced. The limited number of high-volume OEMs magnifies the effect of missing a product qualification opportunity. These risks are further magnified because we expect competitive pressures to result in declining sales and declining gross margins on our current generation products. We cannot assure you that we will be among the leaders in time-to-market with new products or that we will be able to successfully qualify new products with our customers in the future.

Smaller Form Factor Disc Drives—If we do not continue to successfully market smaller form factor disc drives, our business may suffer.

The disc drive industry is experiencing significant increases in sales of smaller form factor disc drives for an expanding number of applications, in particular notebook computers and consumer electronics devices, but also including personal computers and enterprise storage applications. Many of these applications have typically used disc drives with a 3.5-inch form factor, which we currently manufacture. Some of these applications, such as consumer electronics applications like digital music players and digital cameras, represent fast growing markets for disc drives. We initiated volume shipments of our first small form factor disc drive, the Momentus notebook disc drive, to a number of OEMs in the second quarter of fiscal year 2004. In June 2004, we announced our first 1-inch form factor disc drive, additional capacity models of our Momentus notebook disc drive and a 2.5-inch form factor disc drive for enterprise storage applications. In June 2005, we announced an 8GB 1-inch form factor disc drive, which will primarily be used in hand-held consumer electronics devices such as digital music players and digital cameras, and new versions of our 2.5-inch disc drives for the mobile computing and consumer electronics markets.

We have also started to experience competition from other companies that produce alternative storage technologies like flash memory, where increased capacity and lower cost of these technologies have resulted in competition with our lower capacity, smaller form factor disc drives.

If we do not suitably adapt our product offerings to successfully introduce additional smaller form factor disc drives, customers may decrease the amounts of our products that they purchase which would adversely affect our results of operations.

Seasonality—Because we experience seasonality in the sales of our products, our results of operations will generally be adversely impacted during our fourth fiscal quarter.

Because sales of computer systems, storage subsystems and consumer electronics tend to be seasonal, we expect to continue to experience seasonality in our business as we respond to variations in our customers’ demand for disc drives. In particular, we anticipate that sales of our products will continue to be lower during our fourth fiscal quarter than the rest of the year. In the desktop computer, notebook computer and consumer electronics sectors of our business, this seasonality is partially attributable to our customers’ increased sales of personal computers and consumer electronics during the winter holiday season. In the enterprise sector of our business, our sales are seasonal because of the capital budgeting and purchasing cycles of our end users. Because our working capital needs peak during periods in which we are increasing production in anticipation of orders that have not yet been received, our operating results will fluctuate seasonally even if the forecasted demand for our products proves accurate.

Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business in future periods because our overall growth may have reduced the impact of this seasonality in recent periods. For instance, given the dramatic rates of growth exhibited by the consumer electronics applications in the March 2005 and June 2005 quarters, we did not experience a traditional seasonal decline in fiscal year 2005. Given the rate and unpredictability of product transitions and new product introductions in the consumer electronics market, we may experience significant variability in unit demand in future periods, which may be exacerbated by the highly seasonal nature of consumer electronics products generally. The lack of seasonality in calendar year 2005 was unprecedented in the disc drive industry and there can be no assurance that seasonality will not occur again, with a potential for even greater seasonal decline for the reasons given above.

Difficulty in Predicting Quarterly Demand—If we fail to predict demand accurately for our products in any quarter, we may not be able to recapture the cost of our investments.

The disc drive industry operates on quarterly purchasing cycles, with much of the order flow in any given quarter coming at the end of that quarter. Our manufacturing process requires us to make significant product-specific investments in inventory in each quarter for that quarter’s production. Because we typically receive the bulk of our orders late in a quarter after we have made our investments, there is a risk that our orders will not be sufficient to allow us to recapture the costs of our investment before the products resulting from that investment have become obsolete. We cannot assure you that we will be able to accurately predict demand in the future.

Other factors that may negatively impact our ability to recapture the cost of investments in any given quarter include:

•	our inability to reduce our fixed costs to match sales in any quarter because of our vertical manufacturing strategy, which means that we make more capital investments than we would if we were not vertically integrated;

•	the timing of orders from, and the shipment of products to, key customers;

•	unanticipated fluctuations in unit volume purchases from our customers, particularly our distributor customers who from time to time constitute a large portion of our total sales;

•	our product mix and the related margins of the various products;

•	accelerated reduction in the price of our disc drives due to technological advances and/or an oversupply of disc drives in the market, a condition that is exacerbated when the industry is served by multiple suppliers and shifting trends in demand which can create supply demand imbalances;

•	manufacturing delays or interruptions, particularly at our major manufacturing facilities in China, Malaysia, Singapore and Thailand;

•	variations in the cost of components for our products;

•	limited access to components that we obtain from a single or a limited number of suppliers;

•	the impact of changes in foreign currency exchange rates on the cost of producing our products and the effective price of our products to foreign consumers; and

•	operational issues arising out of the increasingly automated nature of our manufacturing processes.

Dependence on Supply of Equipment and Components—If we experience shortages or delays in the receipt of critical equipment or components necessary to manufacture our products, we may suffer lower operating margins, production delays and other material adverse effects.

The cost, quality and availability of components, certain equipment and raw materials used to manufacture disc drives and key components like media and heads are critical to our success. The equipment we use to manufacture our products and components is frequently custom made and comes from a few suppliers and the lead times required to obtain manufacturing equipment can be significant. Particularly important components for disc drives include read/write heads, recording media, ASICs, spindle motors, printed circuit boards and suspension assemblies. We rely on sole suppliers or a limited number of suppliers for some of these components, including recording media that we do not manufacture, ASICs, spindle motors, printed circuit boards and suspension assemblies. In the past, we have experienced increased costs and production delays when we were unable to obtain the necessary equipment or sufficient quantities of some components and/or have been forced to pay higher prices or make volume purchase commitments or advance deposits for some components, equipment or raw materials, such as precious metals, that were in short supply in the industry in general.

In addition, the recent increases in demand for small form factor mobile products have led to shortages in the components used in smaller form factor disc drives such as the glass substrates used to make the recording media for such drives. Increasing unit growth for 3.5-inch disc drives could also lead to constraints for the supply of aluminum media.

Historically, the technology sector specifically, and the economy generally have experienced economic pressure, which has resulted in consolidation among component manufacturers and may result in some component manufacturers exiting the industry or not making sufficient investments in research to develop new components.

If there is a shortage of, or delay in supplying us with, critical components, equipment or raw materials, then:

•	it is likely that our suppliers would raise their prices and, if we could not pass these price increases to our customers, our operating margin would decline;

•	we might have to reengineer some products, which would likely cause production and shipment delays, make the reengineered products more costly and provide us with a lower rate of return on these products;

•	we would likely have to allocate the components we receive to certain of our products and ship less of others, which could reduce our revenues and could cause us to lose sales to customers who could purchase more of their required products from manufacturers that either did not experience these shortages or delays or that made different allocations; and

•	we might be late in shipping products, causing potential customers to make purchases from our competitors and, thus, causing our revenue and operating margin to decline.

We cannot assure you that we will be able to obtain critical components in a timely and economic manner, or at all.

Importance of Reducing Operating Costs—If we do not reduce our operating expenses, we will not be able to compete effectively in our industry.

Our strategy involves, to a substantial degree, increasing revenue and product volume while at the same time reducing operating expenses. In this regard, we have engaged in ongoing, company-wide manufacturing efficiency activities intended to increase productivity and reduce costs. These activities have included closures and transfers of facilities, significant personnel reductions and efforts to increase automation. For example, in our fourth quarter of fiscal year 2004, we undertook significant restructuring activities to reduce the costs of our operations and we continue to look at opportunities for further cost reductions, which may result in additional restructuring activities in the future. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Moreover, the reduction of personnel and closure of facilities may adversely affect our ability to manufacture our products in required volumes to meet customer demand and may result in other disruptions that affect our products and customer service. In addition, the transfer of manufacturing capacity of a product to a different facility frequently requires qualification of the new facility by some of our OEM customers. We cannot assure you that these activities and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our customer relationships and results of operations.

Industry Demand—Changes in demand for computer systems and storage subsystems has caused and may cause in the future a decline in demand for our products.

Our disc drives are components in computers, computer systems, storage subsystems and consumer electronics devices. The demand for these products has been volatile. In a weak economy, consumer spending tends to decline and retail demand for personal computers and consumer electronics devices tends to decrease, as does enterprise demand for computer systems and storage subsystems. During economic slowdowns such as the one that began in 2000, demand for disc drives, particularly in the enterprise sector was adversely impacted as a result of the weakened economy and because enterprises shifted their focus from making new equipment purchases to more efficiently using their existing information technology infrastructure through, among other things, adopting new storage architectures. Unexpected slowdowns in demand for computer systems and storage subsystems generally cause sharp declines in demand for disc drive products.

Additional causes of declines in demand for our products in the past have included announcements or introductions of major operating system or semiconductor improvements or changes in consumer preferences, such as the shift from desktop to notebook computers. We believe these announcements and introductions have from time to time caused consumers to defer their purchases and made inventory obsolete. Whenever an oversupply of disc drives causes participants in our industry to have higher than anticipated inventory levels, we experience even more intense price competition from other disc drive manufacturers than usual.

Dependence on Distributors—We are dependent on sales to distributors, which may increase price erosion and the volatility of our sales.

A substantial portion of our sales has been to distributors of desktop disc drive products. Product qualification programs in this distribution channel are limited, which increases the number of competing products that are available to satisfy demand, particularly in times of lengthening product cycles. As a result, purchasing decisions in this channel are based largely on price, terms and product availability. Sales volumes through this channel are also less predictable and subject to greater volatility than sales to our OEM customers. In the second half of fiscal year 2004, a number of disc drive manufacturers independently launched initiatives to improve the stability of the distribution channel, particularly with respect to the purchasing behavior of these distributors while other disc drive manufacturers have not. These actions have further increased the uncertainty as to demand within this market segment. To the extent that distributors reduce their purchases of our products or prices decline significantly in the distribution channel, our results of operations would be adversely affected.

Longer Product Life Cycles—Lengthening of product life cycles can make planning product transitions difficult and may reduce the favorable impact of new product transitions.

In contrast to historical trends, based on our recent experience in the industry with respect to new product introductions, we believe that the current rate of growth in areal density is slowing from the rate of the last several years. We believe that this slowdown in the rate of growth in areal density will continue until a significant advance in technology for the electronic storage of data, such as perpendicular recording technology, becomes commercially available.

When the rate of growth in areal density slows, it may contribute to increased average price erosion to the extent historical price erosion patterns continue, a limitation in our ability to introduce new products at higher prices and lengthened product life cycles which permits competitors more time to enter the market for a particular type of disc drive. In addition, the lengthening of product life cycles can make planning product transitions more difficult. To the extent that we prematurely discontinue a product, or do not timely introduce new products, our operating results may be adversely affected.

Because the rate of growth in areal density is slowing, the favorable impact of new product introductions on our results of operations may be minimized. Historically, the introduction of new products generally has had a favorable impact on our results of operations both because the new products are introduced at higher prices than existing competitive offerings and because advances in areal density technology have enabled lower manufacturing costs through a reduction in components such as read/write heads and discs. However, in contrast to when the rate of growth in areal density is increasing, a slowing rate of growth in areal density can limit the cost benefits of new products because it is technologically more difficult to reduce the number of read/write heads and discs in a particular drive. In addition, given the environment of intense price competition, in the absence of significant capacity or reliability increases, it is difficult to obtain higher prices for new products.

Industry Consolidation—Consolidation among captive manufacturers may serve to increase their resources and improve their access to customers, thereby making them more formidable competitors.

Consolidation among captive manufacturers may provide them with competitive advantages over independent manufacturers, including us. For example, in December 2002, IBM merged its disc drive business with the disc drive business of Hitachi through the formation of Hitachi Global Storage Technologies, a separate company. Hitachi is the controlling shareholder of Hitachi Global Storage Technologies and is expected to assume full ownership at the end of 2005. As a part of this transaction, each of IBM and Hitachi agreed to multi-year supply commitments with the new company. Because IBM is one of our most significant customers and Hitachi is one of our most significant competitors, there is a significant risk that IBM will decrease the number of disc drives purchased from us and increase the number purchased from the new company. Moreover, economies of scale and the combination of the two companies’ technological capabilities, particularly in the enterprise sector of our industry, could make the new company a more formidable competitor than IBM or Hitachi operating alone.

Importance of Time-to-Market—Our operating results may depend on our being among the first-to-market and achieving sufficient production volume with our new products.

To achieve consistent success with our OEM customers, it is important that we be an early provider of new types of disc drives featuring leading, high-quality technology. Historically, our operating results have substantially depended upon our ability to be among the first-to-market with new product offerings. However, during a period of slowing areal density growth, such as we are in now, the importance of time-to-market may be less critical. Our market share and operating results in the future may be adversely affected, particularly if the rate of growth in areal density resumes its historical pattern, if we fail to:

•	consistently maintain our time-to-market performance with our new products;

•	produce these products in sufficient volume;

•	qualify these products with key customers on a timely basis by meeting our customers’ performance and quality specifications; or

•	achieve acceptable manufacturing yields, quality and costs with these products.

If delivery of our products is delayed, our OEM customers may use our competitors’ products to meet their production requirements. If the delay of our products causes delivery of those OEMs’ computer systems into which our products are integrated to be delayed, consumers and businesses may purchase comparable products from the OEMs’ competitors.

Moreover, we face the related risk that consumers and businesses may wait to make their purchases if they want to buy a new product that has been shipped or announced but not yet released. If this were to occur, we may be unable to sell our existing inventory of products that may have become less efficient and cost effective compared to new products. As a result, even if we are among the first-to-market with a given product, subsequent introductions or announcements by our competitors of new products could cause us to lose revenue and not achieve a positive return on our investment in existing products and inventory.

Dependence on Key Customers—We may be adversely affected by the loss of, or reduced, delayed or cancelled purchases by, one or more of our larger customers.

Some of our key customers, including Hewlett-Packard, Dell, EMC, Apple and Lenovo account for a large portion of our disc drive revenue. We have longstanding relationships with many of our customers, however, if any of our key customers were to significantly reduce their purchases from us, our results of operations would be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its relationship with us could be difficult to replace. In line with industry practice, new customers usually require that we pass a lengthy and rigorous qualification process at the customer’s cost. Accordingly, it may be difficult for us to attract new major customers. Additionally, mergers, acquisitions, consolidations or other significant transactions involving our customers generally entail risks to our business. If a significant transaction involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a materially adverse effect on our business, results of operations, financial condition and prospects.

Dependence on Growth in Consumer Electronics Products—Our recent results have been materially benefited by significant growth in new consumer electronics products, which can experience significant volatility due to seasonal and other factors which could materially adversely impact our future results of operations.

Our recent results have been materially benefited by significant growth in new consumer electronics applications like digital video recorders and digital music players which are experiencing unexpected growth after the typically high demand holiday season. While this growth has enabled us to offset the traditional seasonal decline experienced in the March and June quarters of fiscal year 2005, the demand for consumer electronics products can be even more volatile and unpredictable than the demand for the compute products, which have been our traditional markets. This potential for unpredictable volatility is increased by the possibility of competing alternative storage technologies like flash memory, meeting the customers’ cost and capacity metrics, resulting in a rapid shift in demand from our products and disc drive technology, generally, to alternative storage technologies. Unpredictable fluctuations in demand for our products or rapid shifts in demand from our products to alternative storage technologies in new consumer electronics applications could materially adversely impact our future results of operations.

New Product Development and Technological Change—If we do not develop products in time to keep pace with technological changes, our operating results will be adversely affected.

Our customers have demanded new generations of disc drive products as advances in computer hardware and software have created the need for improved storage products with features such as increased storage capacity, improved performance and reliability of smaller form factors. We, and our competitors, have developed improved products, and we will need to continue to do so in the future. For fiscal years 2005, 2004 and 2003, we had product development expenses of $645 million, $666 million and $670 million, respectively. We cannot assure you that we will be able to successfully complete the design or introduction of new products in a timely manner, that we will be able to manufacture new products in sufficient volumes with acceptable manufacturing yields, that we will be able to successfully market these new products or that these products will perform to specifications on a long-term basis. In addition, the impact of slowing areal density growth may adversely impact our ability to be successful.

When we develop new products with higher capacity and more advanced technology, our operating results may decline because the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. If our products suffer increases in failures, are of low quality or are not reliable, customers may reduce their purchases of our products and our manufacturing rework and scrap costs and service and warranty costs may increase. In addition, a decline in the reliability of our products may make us less competitive as compared with other disc drive manufacturers.

Impact of Technological Change—Increases in the areal density of disc drives may outpace customers’ demand for storage capacity.

The rate of increase in areal density, or storage capacity per square inch on a disc, may be greater than the increase in our customers’ demand for aggregate storage capacity. As a result, our customers’ storage capacity needs may be satisfied with fewer disc drives. These factors could decrease our sales, especially when combined with continued price erosion, which could adversely affect our results of operations.

Changes in Information Storage Products—Future changes in the nature of information storage products may reduce demand for traditional disc drive products.

We expect that in the future new personal computing devices and products will be developed, some of which, such as Internet appliances, may not contain a disc drive. While we are investing development resources in designing information storage products for new applications, it is too early to assess the impact of these new applications on future demand for disc drive products. We cannot assure you that we will be successful in developing other information storage products. In addition, there are currently no widely accepted standards in various technical areas that may be important to the future of our business, including the developing sector of intelligent storage solutions. Products using alternative technologies, such as semiconductor memory, optical storage and other storage technologies could become a significant source of competition to particular applications of our products.

For example, semiconductor memory is much faster than disc drives, but currently is volatile in that it is subject to loss of data in the event of power failure and is much more costly than disc drive technologies. Flash EEPROM, a nonvolatile semiconductor memory, is currently much more costly than disc drive technologies and, while it has higher read performance than disc drives, it has lower write performance. Flash EEPROM could become competitive in the near future for applications requiring less storage capacity than that required in traditional markets for our products.

High Fixed Costs—Our vertical integration strategy entails a high level of fixed costs.

Our vertical integration strategy entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased production, these high fixed costs have had, and could in the future have, a material adverse effect on our operating results and financial condition. For example, in 1998 our predecessor experienced a significant decrease in the demand for its products, and because our predecessor was unable to adequately reduce its costs to offset this decrease in revenue, its gross and operating margins suffered. In addition, a strategy of vertical integration has in the past and could in the future delay our ability to introduce products containing market-leading technology, because we may not have developed the technology and source of components for our products and do not have access to external sources of supply without incurring substantial costs.

Research and development expenses represent a significant portion of our fixed costs. As part of our vertical integration strategy, we explore a broad range of ways to improve disc drives as well as possible alternatives to disc drives for storing and retrieving electronic data. If we fail to develop new technologies in a timely manner, and our competitors succeed in doing so, our ability to sell our products could be significantly diminished. Conversely, if we over invest in technologies that can never be profitably manufactured and marketed, our results of operations could suffer. By way of example, we have incurred expenses in exploring new technologies for storing electronic data, including perpendicular recording technology, which involves a different orientation for the magnetic field than is currently used in disc drives, and heat assisted magnetic recording technology, which uses heat generated by a laser to improve storage capacity. We believe these new technologies could significantly improve the storage capacity of disc drives over the long term. To date, we have not yet developed a commercial product based on these technologies. Furthermore, based on our recent experience in the industry with respect to new product introductions, we believe that the rate of increase of areal density is slowing as compared to its previous levels, which has lengthened the life cycles of existing products and may further postpone returns on our investments in new technologies. If we have invested too much in new technologies, our results of operations could be adversely affected. In addition, as we increase our capacity and capital spending, as well as replace our existing assets with new, higher cost assets, we expect that our depreciation expense will increase, which will contribute to our high level of fixed costs and reduce our earnings. This could cause the market price of our common shares to decline.

Customer Concentration—Consolidation among our customers could cause sales of our products to decline.

Mergers, acquisitions, consolidations or other significant transactions involving our customers generally entail risks to our business. For example, IBM, which is one of our key customers, merged its disc drive business with the disc drive business of Hitachi through the formation of a new company with which IBM has entered into a multi-year supply agreement. As a result, IBM may decrease its purchases from us in favor of this new company. If a significant transaction involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a materially adverse effect on our business, results of operations, financial condition and prospects.

OEM Purchase Agreements—Our OEM customers are not obligated to purchase our products.

Typically, our OEM purchase agreements permit OEMs to cancel orders and reschedule delivery dates without significant penalties. In the past, orders from many of our OEMs were cancelled and delivery schedules were delayed as a result of changes in the requirements of the OEMs’ customers. These order cancellations and delays in delivery schedules have had a material adverse effect on our results of operations in the past and may do so again in the future. Our OEMs and distributors typically furnish us with non-binding indications of their near term requirements, with product deliveries based on weekly confirmations. If actual orders from distributors and OEMs decrease from their non-binding forecasts, these variances could have a material adverse effect on our business, results of operations, financial condition and prospects.

Economic Risks Associated with International Operations—Our international operations subject us to risks related to currency exchange fluctuations, longer payment cycles for sales in foreign countries, seasonality and disruptions in foreign markets, tariffs and duties, price controls, potential adverse tax consequences, increased costs, our customers’ credit and access to capital and health-related risks.

We have significant operations in foreign countries, including manufacturing facilities, sales personnel and customer support operations. We have manufacturing facilities in China, Malaysia, Northern Ireland, Singapore and Thailand, in addition to those in the United States. A substantial portion of our desktop disc drive assembly occurs in our facility in China.

Our international operations are subject to economic risks inherent in doing business in foreign countries, including the following:

•	Disruptions in Foreign Markets. Disruptions in financial markets and the deterioration of the underlying economic conditions in the past in some countries, including those in Asia, have had an impact on our sales to customers located in, or whose end-user customers are located in, these countries.

•	Fluctuations in Currency Exchange Rates. Prices for our products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Currency instability in Asia and other geographic markets may make our products more expensive than products sold by other manufacturers that are priced in the local currency. Moreover, many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. From time to time, fluctuations in foreign exchange rates have negatively affected our operations and profitability and there can be no assurance that these fluctuations will not adversely affect our operations and profitability in the future.

•	Longer Payment Cycles. Our customers outside of the United States are often allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period.

•	Seasonality. Seasonal reductions in the business activities of our customers during the summer months, particularly in Europe, typically result in lower earnings during those periods.

•	Tariffs, Duties, Limitations on Trade and Price Controls. Our international operations are affected by limitations on imports, currency exchange control regulations, transfer pricing regulations, price controls and other restraints on trade. In addition, the governments of many countries, including China, Malaysia, Singapore and Thailand, in which we have significant operating assets, have exercised and continue to exercise significant influence over many aspects of their domestic economies and international trade.

•	Potential Adverse Tax Consequences. Our international operations create a risk of potential adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries.

•	Credit and Access to Capital Risks. Our international customers could have reduced access to working capital due to higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in the customer’s or its bank’s financial condition, or the inability to access other financing.

Political Risks Associated with International Operations—Our international operations subject us to risks related to political unrest and terrorism.

We have manufacturing facilities in parts of the world that periodically experience political unrest. This could disrupt our ability to manufacture important components as well as cause interruptions and/or delays in our ability to ship components to other locations for continued manufacture and assembly. Any such delays or interruptions could result in delays in our ability to fill orders and have an adverse effect on our results of operation and financial condition. U.S. and international responses to the terrorist attacks on September 11, 2001, the ongoing hostilities in Afghanistan and Iraq and the risk of hostilities with North Korea could exacerbate these risks.

Legal and Operational Risks Associated with International Operations—Our international operations subject us to risks related to staffing and management, legal and regulatory requirements and the protection of intellectual property.

Operating outside of the United States creates difficulties associated with staffing and managing our international manufacturing facilities, complying with local legal and regulatory requirements and protecting our intellectual property. We cannot assure you that we will continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these laws will not be modified.

Risks Associated with Future Acquisitions—We may not be able to identify suitable strategic alliance, acquisition or investment opportunities, or successfully acquire and integrate companies that provide complementary products or technologies.

Our growth strategy may involve pursuing strategic alliances with, and making acquisitions of or investments in, other companies that are complementary to our business. There is substantial competition for attractive strategic alliance, acquisition and investment candidates. We may not be able to identify suitable acquisition, investment or strategic partnership candidates. Even if we were able to identify them, we cannot assure you that we will be able to partner with, acquire or invest in suitable candidates, or integrate acquired technologies or operations successfully into our existing technologies and operations. Our ability to finance potential acquisitions will be limited by our high degree of leverage, the covenants contained in the indenture that governs our outstanding 8% senior notes, the credit agreement that governs our senior secured credit facilities and any agreements governing any other debt we may incur.

If we are successful in acquiring other companies, these acquisitions may have an adverse effect on our operating results, particularly while the operations of the acquired business are being integrated. It is also likely that integration of acquired companies would lead to the loss of key employees from those companies or the loss of customers of those companies. In addition, the integration of any acquired companies would require substantial attention from our senior management, which may limit the amount of time available to be devoted to our day-to-day operations or to the execution of our strategy. Furthermore, the expansion of our business involves the risk that we might not manage our growth effectively, that we would incur additional debt to finance these acquisitions or investments and that we would incur substantial charges relating to the write-off of in-process research and development, similar to that which we incurred in connection with several of our prior acquisitions. Each of these items could have a material adverse effect on our financial position and results of operations.

Potential Loss of Licensed Technology—The closing of the November 2000 transactions may have triggered change of control or anti-assignment provisions in some of our license agreements, which could result in a loss of our right to use licensed technology.

We have a number of cross-licenses with third parties that enable us to manufacture our products free from any infringement claims that might otherwise be made by these third parties against us. A number of these licenses contain change of control or anti-assignment provisions. We have taken steps to transfer these licenses in connection with the closing of the November 2000 transactions; however, we cannot assure you that these transfers will not be challenged. For example, Papst Licensing GmbH, IBM and Hitachi initially took the position that their license agreements did not transfer to our new business entities. Subsequently, we entered into new license agreements with IBM and Hitachi in December 2001. In September 2002, we settled a broader dispute with Papst that also resolved the claim by Papst that its license agreement was not properly transferred.

We received a letter dated November 19, 2002 from Read-Rite Corporation asserting that we do not currently have a license to its patented technology and that our disc drive products infringe at least two of its patents. We have since received additional letters from Read-Rite Corporation making the same claims. Seagate Technology, Inc. entered into a Patent Cross License Agreement dated December 31, 1994, which covered the two patents referenced in the November 19, 2002 letter, as well as other intellectual property of Read-Rite Corporation. Prior to the November 19, 2002 letter, Read-Rite Corporation had not responded to our efforts to confirm that under the Patent Cross License Agreement we were entitled to a new license agreement in our own name and on materially the same terms as the 1994 agreement. In order to clarify the parties’ rights under the Patent Cross License Agreement, we filed a declaratory judgment action on May 7, 2003 in the Superior Court of California, County of Santa Clara, seeking a declaration that we are entitled to a cross-license, effective as of November 22, 2000, under terms substantially identical to those contained in the Patent Cross License Agreement. On June 11, 2003 Read- Rite Corporation answered the complaint putting forward a general denial and asserting various affirmative defenses. On June 17, 2003, Read-Rite Corporation filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. Upon notice, our declaratory judgment action has been stayed. On July 23, 2003, the U.S. Bankruptcy Court approved Western Digital Corporation’s bid to acquire the assets of Read-Rite Corporation, including the intellectual property that was the subject of Read-Rite’s dispute with us, in a transaction that closed on July 31, 2003. In the Bankruptcy Court, we objected to the Chapter 7 Trustee’s assumption and assignment to Western Digital of the Patent Cross-License Agreement. On November 14, 2003, the Bankruptcy Trustee made a motion, continued from time to time, to assume or reject certain Read-Rite executory contracts, rejecting the Patent Cross-License Agreement. On November 12, 2004, we filed our election to retain the benefits of the Patent Cross-License Agreement to the extent permitted by Section 365(n) of the U.S. Bankruptcy Code. The Chapter 7 Trustee and Western Digital opposed our election to retain the benefits of the license. On March 29, 2005, we reached agreement with the Bankruptcy Trustee, subject to Bankruptcy Court approval, to allow us to retain the benefits of the Patent Cross-License in exchange for us withdrawing our proof of claim against the bankruptcy estate. Western Digital objected to that settlement. On July 7, 2005, the Bankruptcy Trustee filed a motion to approve settlement of all bankruptcy disputes with Western Digital and indicated that he no longer supported the agreement we reached with him. Pursuant to this motion, the Bankruptcy Trustee sought approval to appoint Western Digital as the estate’s attorney in fact involving our election to retain the benefits of the Patent Cross-License Agreement. Thereafter, we, the Bankruptcy Trustee, and Western Digital stipulated to the Trustee’s withdrawal of his motion to approve the Seagate settlement. At a hearing on July 27, 2005, the Bankruptcy Court approved the Western Digital settlement and set a hearing for September 27, 2005 on our 365(n) election to retain the benefits of the Patent Cross-License Agreement. The hearing proceeded as scheduled and the judge ordered post-hearing briefing. We expect the judge to issue his decision shortly after briefing is completed in mid-November 2005.

To the extent that third party cross-licenses, including the Patent Cross License Agreement dated December 31, 1994 between Read-Rite Corporation and Seagate Technology, Inc., are deemed not to have been properly transferred to us in the November 2000 transactions, our inability to either obtain new licenses or transfer existing licenses could result in delays in product development or prevent us from selling our products until equivalent substitute technology can be identified, licensed and/or integrated or until we are able to substantially engineer our products to avoid infringing the rights of third parties. We might not be able to renegotiate agreements, be able to obtain necessary licenses in a timely manner, on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, the loss of or inability to extend any of these licenses would increase the risk of infringement claims being made against us, which claims could have a material adverse effect on our business.

Risk of Intellectual Property Litigation—Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until the patent is issued, and we may not be aware of currently filed patent applications that relate to our products or technology. If patents are later issued on these applications, we may be liable for infringement. We may be subject to legal proceedings and claims, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us, or our licensees in connection with their use of our products. We are currently subject to a suit by Convolve, Inc. and the Massachusetts Institute of Technology and a suit pending in Nanjing, China. In addition, as noted above, Read-Rite Corporation, in a letter dated November 19, 2002 and in correspondence after that date, asserted that we do not currently have a license to Read-Rite Corporation patented technology and that our disc drive products infringe at least two Read-Rite Corporation patents.

Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. In addition, intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot assure you that we will be successful in defending ourselves against intellectual property claims. Moreover, software patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. If we were to discover that our products infringe the intellectual property rights of others, we would need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Dependence on Intellectual Property—If our intellectual property and other proprietary information were copied or independently developed by competitors, our operating results would be negatively affected.

Our success depends to a significant degree upon our ability to protect and preserve the proprietary aspects of our technology. However, we may be unable to prevent third parties from using our technology without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States, or protect us from independently developing or acquiring technology that is similar to ours. For example, in its bankruptcy proceedings under Chapter 7 of the U.S. Bankruptcy Code, Read-Rite Corporation’s patents and other intellectual property rights were sold to Western Digital Corporation, who will use this intellectual property to compete against us. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

Limitations on Patent Protection—Our issued and pending patents may not adequately protect our intellectual property or provide us with any competitive advantage.

Although we have numerous U.S. and foreign patents and numerous pending patents that relate to our technology, we cannot assure you that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products in the United States or abroad. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. With respect to our pending patent applications, we may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect the intellectual property rights that these applications were intended to cover.

Disclosure of our Proprietary Technology—Confidentiality and non-disclosure agreements may not adequately protect our proprietary technology or trade secrets.

We have entered into confidentiality agreements with our employees and non-disclosure agreements with customers, suppliers and potential strategic partners, among others. If any party to these agreements were to violate their agreement with us and disclose our proprietary technology to a third party, we may be unable to prevent the third party from using this information. Because a significant portion of our proprietary technology consists of specialized knowledge and technical expertise developed by our employees, we have a program in place designed to ensure that our employees communicate any developments or discoveries they make to other employees. However, employees may choose to leave our company before transferring their knowledge and expertise to our other employees. Violations by others of our confidentiality or non-disclosure agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline. Our trade secrets may otherwise become known or independently developed by others, and trade secret laws provide no remedy against independent development or discovery.

Service Marks and Trademarks—Our failure to obtain trademark registrations or service marks, or challenges to those marks, could impede our marketing efforts.

We have registered and applied for some service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee the approval of any of our pending applications by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to use our trademarks and impede our marketing efforts in those jurisdictions.

Environmental Matters—We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.

Our operations inside and outside the United States are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. In addition to the U.S. federal, state and local laws to which our domestic operations are subject, our extensive international manufacturing operations subject us to environmental regulations imposed by foreign governments.

Although our policy is to apply strict standards for environmental protection at our sites inside and outside the United States, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims if we were to violate or become liable under environmental laws or become non-compliant with environmental permits required at our facilities. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations. In addition, we have been named as a potentially responsible party at several superfund sites. While we are not currently aware of any contaminated or superfund sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, the ultimate costs under environmental laws and the timing of these costs are difficult to predict. Liability under some environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. In other words, one liable party could be held liable for all costs at a site. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

Dependence on Key Personnel—The loss of some key executive officers and employees could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel. The loss of one or more of our key personnel would have a material adverse effect on our business, operating results and financial condition. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and product development personnel. All of the incentive compensation provided to our senior management at the time of the privatization vested as of November 2004. We may not be able to provide our senior management with adequate additional incentives to remain employed by us after this time. We have experienced intense competition for personnel, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

System Failures—System failures caused by events beyond our control could adversely affect computer equipment and electronic data on which our operations depend.

Our operations are dependent upon our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. As our operations become more automated and increasingly interdependent, our exposure to the risks posed by these types of events will increase. A significant part of our operations is based in an area of California that has experienced power outages and earthquakes and is considered seismically active. We do not have a contingency plan for addressing the kinds of events referred to in this paragraph that would be sufficient to prevent system failures and other interruptions in our operations that could have a material adverse effect on our business, results of operations and financial condition.

Leverage—Our material amounts of leverage may place us at a competitive disadvantage in our industry.

We are leveraged and have material amounts of debt service obligations. Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our level of debt presents the following risks to you:

•	we are required to use a material portion of our cash flow from operations to pay interest and may elect to use additional cash flow from operations to pay principal on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;

•	our leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;

•	our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements; and

•	covenants in our debt instruments limit our ability and the ability of our subsidiaries to pay dividends or make other restricted payments and investments.

Significant Debt Service Requirements—Servicing our debt requires a significant amount of cash, and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	we will continue to realize the cost savings, revenue growth and operating improvements that resulted from the execution of our long-term strategic plan; or

•	future borrowings will be available to us under our senior secured credit facilities or that other sources of funding will be available to us, in each case, in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, our existing debt instruments permit us to incur a significant amount of additional debt. If we incur additional debt above the levels now in effect, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

Restrictions Imposed by Debt Covenants—Restrictions imposed by our existing debt instruments will limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

Our existing debt instruments, including the indenture governing our outstanding 8% senior notes, impose, and the terms of any future debt may impose, operating and other restrictions on us. The indenture governing our 8% senior notes limits our ability to incur additional indebtedness if our consolidated coverage ratio, which is the ratio of the aggregate consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, of our subsidiary, Seagate Technology HDD Holdings, the issuer of our 8% senior notes, and its restricted subsidiaries, to the total interest expense of those entities, is less than or equal to 3.0:1.0 during any consecutive four-quarter period. Our existing debt instruments also limit, among other things, our ability to:

•	pay dividends or make distributions in respect of our shares;

•	redeem or repurchase shares;

•	make investments or other restricted payments;

•	sell assets;

•	issue or sell shares of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create liens;

•	enter into sale/leaseback transactions;

•	effect a consolidation or merger; and

•	make certain amendments to our deferred compensation plans.

These covenants are subject to a number of important qualifications and exceptions, including exceptions that permit us to make significant dividends. In addition, the obligation to comply with many of the covenants under the indenture governing our 8% senior notes will cease to apply if the notes achieve investment grade status.

Our existing debt instruments also require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of the restrictive covenants described above or our inability to comply with the required financial ratios could result in a default under our existing debt instruments. If a default occurs, the holders of our outstanding 8% senior notes may elect to declare all of our outstanding obligations, together with accrued interest and other fees, to be immediately due and payable. If our outstanding indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that debt and any future indebtedness, which would cause the market price of our common shares to decline significantly.

SOX 404 Compliance—While we believe that we currently have adequate internal control procedures in place, we are still exposed to future risks of non-compliance and will continue to incur costs associated with Section 404 of the Sarbanes-Oxley Act of 2002.

We have recently completed the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing, and evaluation resulted in our conclusion that as of July 1, 2005, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our financial results or the market price of our stock could be adversely affected. We will incur additional expenses and commitment of management’s time in connection with further evaluations.

Ownership of Our Common Shares by Our Sponsor Group—Because New SAC holds a significant interest in us and five of our directors are New SAC directors, these directors have significant influence over corporate actions and conflicts of interest could arise between us and New SAC.

As of October 21, 2005, New SAC owns approximately 11.4% of our outstanding common shares. New SAC was formed in connection with the November 2000 transactions and is owned by our sponsor group and members of our management. Through their ownership of New SAC, as of October 21, 2005, affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC and investment partnerships affiliated with Goldman, Sachs & Co. indirectly own approximately 3.6%, 2.5%, 1.3%, 0.8% and 0.3%, respectively, of our outstanding common shares. In addition, affiliates of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners, LLC and investment partnerships affiliated with Goldman, Sachs & Co. directly own approximately 6.3%, 4.4%, 2.2%, 1.3% and 0.4%, respectively, of our outstanding common shares as of October 21, 2005.

Five of our directors are also directors of New SAC and therefore have significant influence over matters such as control over business, policies and affairs; the nomination for election of our directors and other matters submitted to our shareholders.

Conflicts of interest could arise between us and New SAC or our sponsor group, and any conflict of interest may be resolved in a manner that does not favor us. The members of our sponsor group may continue to retain significant influence over us for the foreseeable future, even after New SAC distributes its shares in us to the New SAC shareholders, as it began to do in May 2005 and continued to do through October 2005, distributing an aggregate of approximately 95 million of our outstanding common shares owned by it. The members of our sponsor group may decide not to enter into a transaction in which you would receive consideration for your common shares that is much higher than the cost to you or the then-current market price of those shares. In addition, the members of our sponsor group could elect to sell a significant interest in us and you may receive less than the then-current fair market value or the price you paid for your shares. Any decision regarding their ownership of us that members of our sponsor group may make at some future time will be in their absolute discretion.

Future Sales—Additional sales of our common shares by New SAC, our sponsors or our employees or issuances by us in connection with future acquisitions or otherwise could cause the price of our common shares to decline.

If New SAC or—after further distributions to our sponsors of our shares by New SAC—our sponsors sell a substantial number of our common shares in the future, the market price of our common shares could decline. The perception among investors that these sales may occur could produce the same effect. New SAC and our sponsors have rights, subject to specified conditions, to require us to file registration statements covering common shares or to include common shares in registration statements that we may file. Specifically, any of New SAC, Silver Lake Partners, Texas Pacific Group or August Capital can unilaterally require that we file registration statements covering common shares held by New SAC. In addition, either Silver Lake Partners or Texas Pacific Group can unilaterally cause New SAC to distribute its shares in us to our sponsor group and New

SAC’s other shareholders. By exercising their registration or distribution rights and selling a large number of common shares, New SAC or any of the sponsors could cause the price of our common shares to decline. Furthermore, if we were to include common shares in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our common shares.

New SAC has stated that it has suspended any further significant sales of our common shares and intends to dispose of its remaining shares through quarterly and monthly staged distributions to its more than 200 shareholders. In particular, New SAC stated that it expected to make quarterly distributions of 25 million of our common shares owned by it to the New SAC shareholders beginning in the spring of 2005 and continuing for the next three quarters thereafter, for a total distribution in this manner of 100 million common shares by January 2006. Through October 2005, New SAC distributed in this manner an aggregate of approximately 75 million of our common shares owned by it to the New SAC shareholders, with the remaining quarterly distribution expected in January 2006. Absent registration, these distributed shares will be illiquid and not eligible for re-sale in the public markets under Rule 144 until 12 months from the date of their distribution out of New SAC. The shareholders of New SAC with the power to request registration of these shares have consented to an agreement among themselves not to do so until August 2006.

In addition, New SAC has determined that, in addition to the distributions described in the previous paragraph, it will distribute its remaining holdings of approximately 50 million of our common shares by making monthly distributions of approximately 10 million of our common shares to New SAC shareholders. The first two of these monthly distributions were made in September and October 2005. Offers to the public by the selling shareholders named in the post-effective amendment to our registration statement on Form S-3 of the approximately 50 million common shares distributed by New SAC on a monthly basis may be made pursuant to the post-effective amendment on our registration statement on Form S-3 of which this prospectus forms a part only after such registration statement is declared effective by the Securities and Exchange Commission. Any resulting sales by New SAC shareholders, their transferees or distributees could cause the market price of our common shares to decline.

One component of our business strategy is to make acquisitions. In the event of any future acquisitions, we could issue additional common shares, which would have the effect of diluting your ownership percentage of the common shares and could cause the price of our common shares to decline.

Volatile Public Markets—The price of our common shares may be volatile and could decline significantly.

The stock market in general, and the market for technology stocks in particular, has recently experienced volatility that has often been unrelated to the operating performance of companies. If these market or industry-based fluctuations continue, the trading price of our common shares could decline significantly independent of our actual operating performance, and you could lose all or a substantial part of your investment. The market price of our common shares could fluctuate significantly in response to several factors, including among others:

•	actual or anticipated variations in our results of operations;

•	announcements of innovations, new products or significant price reductions by us or our competitors;

•	our failure to meet the performance estimates of investment research analysts;

•	the timing of announcements by us or our competitors of significant contracts or acquisitions;

•	general stock market conditions;

•	the occurrence of major catastrophic events;

•	changes in financial estimates by investment research analysts; and

•	the sale of our common shares held by New SAC or its distributees, including members of our sponsor group or members of management.

Failure to Pay Quarterly Dividends—Our failure to pay quarterly dividends to our common shareholders could cause the market price of our common shares to decline significantly.

We paid a quarterly dividend of $0.08 per share on August 19, 2005 to our common shareholders of record as of August 5, 2005. On October 17, 2005 we declared a dividend of $0.08 per share to be paid on or before November 18, 2005 to our common shareholders of record as of November 4, 2005.

Our ability to pay quarterly dividends will be subject to, among other things, general business conditions within the disc drive industry, our financial results, the impact of paying dividends on our credit ratings, and legal and contractual restrictions on the payment of dividends by our subsidiaries to us or by us to our common shareholders, including restrictions imposed by the covenants contained in the indenture governing our senior notes and the credit agreement governing our senior secured credit facilities. Any reduction or discontinuation of quarterly dividends could cause the market price of our common shares to decline significantly. Moreover, in the event our payment of quarterly dividends is reduced or discontinued, our failure or inability to resume paying dividends at historical levels could result in a persistently low market valuation of our common shares.

Taxation of Distributions—U.S. shareholders may be subject to U.S. federal income tax on future distributions on our common shares.

Because we did not have any current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended July 1, 2005, distributions on our common shares during this period were treated as a return of capital rather than dividend income for U.S. federal income tax purposes. There can be no assurance, however, that we will not have current or accumulated earnings and profits for U.S. federal income tax purposes in future years. To the extent that we have current or accumulated earnings and profits for U.S. federal income tax purposes, distributions on our common shares will not be treated as a return of capital distribution and will be treated as dividend income, taxable to U.S. shareholders. If during fiscal year 2006, we engage in activities such as the repayment of our term loan, the repurchase of our common shares, etc., which require significant usage of cash beyond the normal quarterly distributions to shareholders, it is likely that we would generate current earnings and profits. If this occurs, all distributions made during fiscal year 2006 are anticipated to be treated as dividend income, even if the activities occur after the distributions are made.

Furthermore, we believe that we were a foreign personal holding company for U.S. federal income tax purposes for our taxable years ended July 1, 2005 and July 2, 2004. Pursuant to the American Jobs Creation Act of 2004, foreign corporations will be excluded from the application of the personal holding company rules of the Internal Revenue Code of 1986, as amended (the “Code”), effective for taxable years of foreign corporations beginning after December 31, 2004. For the Company, the effective date is its fiscal year beginning July 2, 2005. As a result, if taxable distributions on our common shares are made after July 1, 2005, U.S. shareholders who are individuals may be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15%) on distributions made after the effective date.

Because we are a foreign corporation, for corporate shareholders, the dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends will be income from sources outside the United States.

Potential Governmental Action—Governmental action against companies located in offshore jurisdictions may lead to a reduction in the demand for our common shares.

Recent federal and state legislation has been proposed, and additional legislation may be proposed in the future which, if enacted, could have an adverse tax impact on either the Company or its shareholders. For example, the eligibility for favorable tax treatment of taxable distributions paid to U.S. shareholders of the Company as qualified dividends could be eliminated.

Securities Litigation—Significant fluctuations in the market price of our common shares could result in securities class action claims against us.

Significant price and value fluctuations have occurred with respect to the publicly traded securities of disc drive companies and technology companies generally. The price of our common shares is likely to be volatile in the future. In the past, following periods of decline in the market price of a company’s securities, class action lawsuits have often been pursued against that company. If similar litigation were pursued against us, it could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our results of operations, financial condition and liquidity.

Limited Protection of Shareholder Interests—Holders of the common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management or directors than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Anti-Takeover Provisions Could Discourage or Prevent an Acquisition of Us—Provisions of our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of the common shares.

Our articles of association permit our board of directors to issue preferred shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands exempted company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The Grand Court of the Cayman Islands must also sanction the convening of these meetings and the terms of the amalgamation. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

Enforcement of Civil Liabilities—Holders of our common shares may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Because we are a Cayman Islands exempted company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated herein by reference, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These forward-looking statements include statements about our revenue, revenue mix, gross margin, operating expense levels, financial outlook, commitments under existing leases, research and development initiatives, sales and marketing initiatives, competition and stock repurchases. In some cases, forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” the negative of these terms or comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the SEC. See “Additional Information.” We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common shares under “Risk Factors” beginning on page 2 of this prospectus. However, other factors besides those listed there could also adversely affect us.

USE OF PROCEEDS

All of the common shares are being sold by the selling shareholders identified in this prospectus or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the common shares. See “Selling Shareholders.”

DIVIDEND POLICY

On March 4, 2005, our board of directors approved the increase of our quarterly dividend from $0.06 per share to no more than $0.08 per share (up to $0.32 per share annually) so long as the aggregate amount of the dividend does not exceed 50% of our cumulative consolidated net income plus 100% of net cash proceeds received from the issuance of capital, all of which are measured from the period beginning June 30, 2001 and ending the most recent fiscal quarter in which financial statements are internally available.

We are restricted in our ability to pay dividends by the covenants contained in the indenture governing our senior notes and the credit agreement governing our senior secured credit facilities. Our declaration of dividends is also subject to Cayman Islands law and the discretion of our board of directors. In deciding whether or not to declare quarterly dividends, our directors will take into account such factors as general business conditions within the disc drive industry, our financial results, our capital requirements, contractual and legal restrictions on the payment of dividends by our subsidiaries to us or by us to our shareholders, the impact of paying dividends on our credit ratings and such other factors as our board of directors may deem relevant.

Since the closing of our initial public offering in December 2002, we have paid dividends, pursuant to our quarterly dividend policy totaling approximately $238 million in the aggregate.

Record Date	Paid Date	Dividend Per Share
February 14, 2003	February 28, 2003	$0.03
May 9, 2003	May 23, 2003	$0.03
August 8, 2003	August 22, 2003	$0.04
November 7, 2003	November 21, 2003	$0.04
February 13, 2004	February 27, 2004	$0.06
May 7, 2004	May 21, 2004	$0.06
August 6, 2004	August 20, 2004	$0.06
November 5, 2004	November 19, 2004	$0.06
February 4, 2005	February 18, 2005	$0.06
May 6, 2005	May 20, 2005	$0.08
August 5, 2005	August 19, 2005	$0.08

To the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for U.S. federal income tax purposes in any taxable year, the distribution will be treated as a return of capital for U.S. tax purposes, causing a reduction in a shareholder’s adjusted tax basis in the common shares. Because we did not have any current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended July 1, 2005, distributions on our common shares during this period were treated as a return of capital rather than dividend income for U.S. federal income tax purposes. There can be no assurance, however, that we will not have current or accumulated earnings and profits for U.S. federal income tax purposes in future years. To the extent that we have current or accumulated earnings and profits for U.S. federal income tax purposes, distributions on our common shares will not be treated as a return of capital distribution and will be treated as dividend income, taxable to U.S. shareholders. Notwithstanding the repayment of our term loan on October 18, 2005 and the prospective repurchase of up to $400 million of our common shares as approved by our board of directors, we anticipate that quarterly dividends during fiscal year 2006 will be treated as a return of capital.

Furthermore, we believe that we were a foreign personal holding company for U.S. federal income tax purposes for our taxable years ended July 1, 2005 and July 2, 2004. Pursuant to the American Jobs Creation Act of 2004, foreign corporations will be excluded from the application of the personal holding company rules of the Internal Revenue Code of 1986, as amended (the “Code”), effective for taxable years of foreign corporations beginning after December 31, 2004. For the Company, the effective date is its fiscal year beginning July 2, 2005. As a result, if taxable distributions on our common shares are made after July 1, 2005, U.S. shareholders who are individuals may be eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15%) on distributions made after the effective date.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is based on our third amended and restated memorandum and articles of association as currently in effect. Throughout this description, we refer to our third amended and restated memorandum and articles of association as simply our memorandum and articles of association. Our authorized share capital consists of 1,250,000,000 common shares with a par value of $0.00001 per share and 100,000,000 undesignated preferred shares, each with a par value of $0.00001 per share. We had 480,502,732 common shares outstanding as of October 21, 2005.

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, the Companies Law (2004 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. Complete copies of our memorandum and articles of association are filed as exhibits to our public filings.

Common Shares

General. All the issued and outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are issued when registered in the register of shareholders of Seagate Technology. The common shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by a poll. Our articles of association do not provide for actions by written consent of shareholders.

The required quorum for a meeting of our shareholders consists of a number of shareholders present in person or by proxy and entitled to vote that represents the holders of at least a majority of our issued voting share capital. Shareholders’ meetings are held annually and may only be convened by our board of directors. At least ten days advanced notice is required to convene a shareholders’ meeting. Shareholders do not have the right to call a shareholders’ meeting.

Subject to the quorum requirements referred to in the paragraph above, any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting of Seagate Technology, while a special resolution requires the affirmative vote of two-thirds of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name, amending our memorandum and articles of association and placing us into voluntary liquidation. Holders of common shares, which are currently the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, ratify the appointment of auditors and make changes in the amount of our authorized share capital. Because New SAC’s ownership of our common shares is less than 66 2/3%, New SAC will not be able to unilaterally approve corporate actions that require special resolutions.

Dividends. The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Liquidation. If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, sees fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject the shareholder to liability.

Miscellaneous. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Undesignated Preferred Shares

Pursuant to our articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 100,000,000 preferred shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors’ duty of acting in the best interest of Seagate Technology, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preferred shares have been issued and we have no present plans to issue any preferred shares.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect creditors’ interests. Furthermore, the court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If the scheme of arrangement is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, if a third party purchases at least 90% of our outstanding shares pursuant to an offer within a four-month period of making such an offer, the purchaser may, during the following two months following expiration of the four-month period, require the holders of the remaining shares to transfer their shares on the same terms on which the purchaser acquired the first 90% of our outstanding shares. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we would normally be the proper plaintiff in any action brought on behalf of the company, and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or outside the scope of its corporate authority;

•	the act complained of, although not acting outside the scope of its corporate authority, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors in a manner similar to the indemnification provisions of the Delaware General Corporation Law.

Inspection of Books and Records

Our articles of association provide our shareholders with the right to inspect our Register of Members and our books and records.

Transfer Agent

Computershare Trust Company, Inc. is the transfer agent for our common shares.

Listing

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX.”

Prohibited Sale of Securities under Cayman Islands Law

An exempted company such as us that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of its securities.

SELLING SHAREHOLDERS

About New SAC and its Distributions to the Selling Shareholders

Seagate is the successor to the rigid disc drive and storage area networks divisions of Seagate Delaware that were acquired by New SAC, an exempted limited liability company organized under the laws of the Cayman Islands, in November 2000. In a series of transactions that took place in November 2000, a group of private equity investment firms and other investors, which we refer to in the table below as our “Equity Investors”, contributed approximately $875 million for ordinary and preferred shares of New SAC. New SAC used these proceeds, together with borrowings, to acquire the rigid disc drive and storage area networks divisions of Seagate Delaware for $1.684 billion. In addition, certain officers of Seagate Delaware, which we refer to as the management group, converted a portion of their restricted shares of Seagate Delaware common stock and unvested options to acquire Seagate Delaware common stock, valued at approximately $184 million, into deferred compensation plan interests and restricted ordinary and preferred shares of New SAC.

Shareholders of New SAC include affiliates of Silver Lake Partners, Texas Pacific Group, August Capital and a substantial number of other investors, including current and former members of our senior management team. Prior to initial public offering in December 2002, New SAC owned 400 million Seagate common shares, or over 99% of Seagate’s then outstanding common shares. In a series of sale transactions beginning with sales by New SAC of 48,500,000 Seagate common shares in Seagate’s initial public offering and ending with New SAC’s sale on August 2005 of 44,500,000 Seagate common shares, New SAC has sold a total of approximately 250 million shares into the public market.

In March 2005, New SAC announced that it would distribute, to its shareholders on a pro rata basis, 100 million Seagate common shares in four quarterly installments of approximately 25 million shares each and that the shares in each installment would not be eligible for sale under Rule 144 until one year after distribution. We refer to these quarterly distributions in this prospectus as the “quarterly distributions”. The first three such quarterly distributions were made in May, July and October 2005, and the remaining quarterly distribution is expected to be made in early January 2006.

In August 2005 at the time of the underwritten sale by New SAC of 44,500,000 Seagate common shares, New SAC announced that it was suspending any further significant sales of Seagate common shares and that it would distribute, to its shareholders on a pro rata basis in five monthly distributions of approximately 10 million shares per month, its remaining 50 million Seagate common shares that had not been sold and were not planned to be distributed in the previously announced quarterly distributions. We refer to these monthly distributions in this prospectus as the “monthly distributions”. The first two monthly distributions were made in September and October 2005, and the three remaining monthly distributions are expected to be made in mid-November 2005, mid-December 2005 and early January 2006.

All of the shares registered for resale under this prospectus by the selling shareholders were or will be acquired by the relevant selling shareholder from New SAC, through the monthly distributions effected or to be effected by New SAC, or from a New SAC shareholder who transferred, for no consideration, shares received through the monthly distributions.

About the Selling Shareholders

All of the common shares covered by this prospectus are being sold by the selling shareholders or their pledgees, donees, transferees or other successors in interest.

The selling shareholders may offer all or some portion of the common shares from time to time. Accordingly, no estimate can be given as to the amount or percentage of shares that will be held by the selling shareholders upon termination of any particular offering. See “Plan of Distribution.” In addition, the selling shareholders identified below may have sold, transferred or disposed of all or a portion of their common shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

The following table sets forth information as of October 21, 2005 about the common shares that may be offered using this prospectus. We prepared the table set forth below based on information supplied to us by the selling shareholders named in the table.

Unless otherwise described below, to our knowledge, none of the selling shareholders nor any of their affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to the common shares.

Those selling shareholders that are legal entities and are affiliated with registered broker-dealers are identified in the footnotes to the table. Based on information provided to us, none of the selling shareholders that are affiliates of broker-dealers purchased the common shares outside the ordinary course of business or, at the time of their acquisition of the common shares, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the common shares.

	Prior to the Offering			Number of Common Shares Registered for Resale[2]		After the Offering
Name of Selling Shareholder	Number of Common Shares Beneficially Owned[1]		Percentage of Common Shares Outstanding			Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
Equity Investors:
New SAC	1,572	[3]	*	1,572	[3]	—	*
Silver Lake Partners4 5
Silver Lake Investors Cayman, L.P.	1,311,479	[6]	*	436,465		875,014	*
Silver Lake Partners Cayman, L.P.	45,404,816	[6]	9.5%	15,134,290		30,270,526	6.3%
Silver Lake Technology Investors Cayman, L.P.	1,006,628	[6]	*	334,850		671,778	*
Silver Lake New York, Inc.	2,090	[6]	*	—		2,090	*
Texas Pacific Group
SAC Investments, L.P.[7]	33,135,812	[8]	6.9	11,044,955		22,090,857	4.6
August Capital (see “August Capital Transferees” below)
JPMorgan9 10
J.P. Morgan Partners (BHCA) L.P.	9,861,538		2.1	3,287,190		6,574,348	1.4
Goldman, Sachs & Co.11 12
GS Capital Partners III, L.P.	2,239,419	[13]	*	746,475		1,492,944	*
GS Capital Partners III Offshore, L.P.	615,647	[13]	*	205,215		410,432	*
Goldman, Sachs & Co. Verwaltungs, GmbH	103,384	[13]	*	34,460		68,924	*
Stone Street Fund 2000, L.P.	197,224	[13]	*	65,740		131,484	*
Bridge Street Special Opportunities Fund 2000, L.P.	131,481	[13]	*	43,825		87,656	*
Integral Capital Partners
Integral Capital Partners V, L.P. [14]	2,479,933		*	826,645		1,653,288	*
Integral Capital Partners V Side Fund, L.P.[15]	31,461		*	10,485		20,976	*
Staenberg[16]
Staenberg Venture Partners II, LP	756,047		*	252,015		504,032	*
Staenberg Seagate Partners, LLC	558,814		*	186,270		372,544	*
John W. Thompson[17]	181,700	[18]	*	53,970	[19]	127,730	*
Chelsea A. Thompson	4,504	[20]	*	1,500	[21]	3,004	*
John E. Thompson	4,504	[22]	*	1,500	[23]	3,004	*
William Thomas Rowley	131,481		*	43,825		87,656	*
Philip Soran	132,591		*	44,195		88,396	*
Loyalty Foundation[24]	2,235,279		*	745,095		1,490,184	*

	Prior to the Offering			Number of Common Shares Registered for Resale[2]	After the Offering
Name of Selling Shareholder	Number of Common Shares Beneficially Owned[1]		Percentage of Common Shares Outstanding		Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
August Capital Transferees[25]:
Steven Ballmer	46,550		*	46,550	—	*
Bancroft Investments[26]	27,930		*	27,930	—	*
Bancroft Partners[27]	9,310		*	9,310	—	*
Andreas Bechtolsheim	93,095		*	93,095	—	*
Carnegie Corporation of New York[28]	93,095		*	93,095	—	*
Cascade Investment, L.L.C.[2][9]	465,481		*	465,481	—	*
Commonfund Capital Partners 1999, L.P.[30]	9,310		*	9,310	—	*
Cornell University[31]	93,095		*	93,095	—	*
Duke Endowment[32]	93,095		*	93,095	—	*
Endowment Venture Partners IV, L.P.[33]	232,740		*	232,740	—	*
Ford Foundation[34]	279,286		*	279,286	—	*
Robert Greeley	46,550		*	46,550	—	*
HB-PGGM Fund III, L.P.[35]	55,855		*	55,855	—	*
Hewlett-Packard Company Group Trust[36]	158,265		*	158,265	—	*
Horsley Bridge Fund VI, L.P.[35]	409,621		*	409,621	—	*
Howard Hughes Medical Institute[37]	232,740	[38]	*	232,740	—	*
Investor Investments August Capital Ltd.[39]	93,095		*	93,095	—	*
Knightsbridge Allianz, L.P.[40]	74,475		*	74,475	—	*
Knightsbridge Netherlands III, L.P.[40]	78,450		*	78,450	—	*
Knightsbridge Venture Capital IV, L.P.[40]	58,835		*	58,835	—	*
MONY Life Insurance Company[4][1]	164,256		*	164,256	—	*
PH Investments, LLC[42]	93,095		*	93,095	—	*
John Kryzanowski[43]	37,444		*	15,594	21,850	*
Flagg Living Trust43 44	4,655		*	4,655	—	*
William R. McAdam[45]	4,655		*	4,655	—	*
Warren-Long Family Trust43 46	3,924		*	3,724	200	*
Greg Powell[43]	5,233		*	233	5,000	*
Gerson 2000 Trust[47]	931		*	931	—	*
Geschke Family Trust[48]	4,655[49]		*	4,655[49]	—	*
James Moore	931		*	931	—	*
M. Bruce Nakao 1994 Trust[50]	4,655		*	4,655	—	*
Gary & Barbara Tolman	1,931		*	931	1,000	*
John Warnock	13,655		*	4,655	9,000	*
Gary Ferroni	931		*	931	—	*
Jon Shirley	93,095		*	93,095	—	*
The John D. and Catherine T. MacArthur Foundation[51]	93,095		*	93,095	—	*
The Rockefeller University[52]	93,095		*	93,095	—	*
TIFF Partners III, LLC[53]	74,475		*	74,475	—	*
Vulcan Ventures, Inc.[54]	139,645		*	139,645	—	*
Yale University[55]	383,266		*	383,266	—	*
Yale University Employee Pension Plan[56]	27,375		*	27,375	—	*
1999 Champion Ventures, L.P.[57]	9,310		*	9,310	—	*
Beninato Living Trust[58]	2,329		*	2,329	—	*
Steven D. Brooks	4,654		*	4,654	—	*
Callinan Rev. Trust DTD 2/22/99[59]	4,654		*	4,654	—	*

	Prior to the Offering			Number of Common Shares Registered for Resale[2]	After the Offering
Name of Selling Shareholder	Number of Common Shares Beneficially Owned[1]		Percentage of Common Shares Outstanding		Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
Charney 1996 Trust[60]	9,310		*	9,310	—	*
R. Stephen Cheheyl	4,654		*	4,654	—	*
Dattels/Johnson 1992 Family Trust[61]	4,654		*	4,654	—	*
Eleven Rings, LLC[62]	2,329		*	2,329	—	*
F&W Investments LLC Venture Investors Ser. IV63	14,039		*	14,039	—	*
J. Paul Grayson	9,310		*	9,310	—	*
Bradford C. Koenig	2,330		*	2,330	—	*
Korba-Lane 2004 Trust dtd. 1/23/04[64]	2,330		*	2,330	—	*
Kurshioni Investments LLC[65]	4,654		*	4,654	—	*
Layton CRUT 1/25/00[66]	9,310		*	9,310	—	*
David & Joanne Lee Trust 3/15/00[67]	9,310		*	9,310	—	*
Legacy I, LLC[68]	27,929		*	27,929	—	*
LJH Partners L.P.[69]	9,310		*	9,310	—	*
Scott J. Loftesness	4,654		*	4,654	—	*
Meresman Family Trust UDA 9/13/89[7][0]	4,654		*	4,654	—	*
Jane Metcalfe	4,654		*	4,654	—	*
Octave West LLC[71]	9,310		*	9,310	—	*
Andrew Paul	9,310		*	9,310	—	*
William Poole, VIII	2,330		*	2,330	—	*
Gregorio & Vanessa Reyes UDT 4/22/83[72]	9,310	[73]	*	9,310	—	*
Louis Rosetto	4,654		*	4,654	—	*
Scott A. and Geraldine D. Macomber	9,310		*	9,310	—	*
Sherlee Trust Dtd 1/31/00[74]	2,330		*	2,330	—	*
Silicon Valley Bancshares	6,985		*	6,985	—	*
Jeffrey C. Smith	9,310		*	9,310	—	*
Martin G. Tobias	9,310		*	9,310	—	*
Peter Vanderslice	2,329		*	2,329	—	*
Albert Yu Trust Dtd 8/9/96[75]	2,364		*	2,364	—	*
Amos Wilnai Family Trust dtd 6/10/97[76]	2,364		*	2,364	—	*
Joseph Yosi Amram	2,364		*	2,364	—	*
Laurence B. Boucher	2,534		*	2,534	—	*
Linda Breneman	1,185		*	1,185	—	*
Arthur Burns	4,692		*	4,692	—	*
Pserd Trust Dtd 3/11/86[77]	2,365		*	2,365	—	*
Eric C. W. Dunn	2,365		*	2,365	—	*
G&H Partners[78]	5,915		*	5,915	—	*
GCWF Investment Partners II79	1,185		*	1,185	—	*
Heimbuck Family Trust Dtd 8/13/1985[80]	2,365		*	2,365	—	*
Hennessy 1993 Rev. Trust[81]	2,365		*	2,365	—	*
David Hodges	2,365		*	2,365	—	*
Jeremy Jaech	1,185		*	1,185	—	*
William N. Joy	2,365		*	2,365	—	*
James Koshland	1,185		*	1,185	—	*
Adriaan Ligtenberg	2,534		*	2,534	—	*
David McGregor	2,534		*	2,534	—	*
Jennifer W. Michalski	590		*	590	—	*

	Prior to the Offering			Number of Common Shares Registered for Resale[2]		After the Offering
Name of Selling Shareholder	Number of Common Shares Beneficially Owned[1]		Percentage of Common Shares Outstanding			Number of Common .Shares Beneficially Owned	Percentage of Common Shares Outstanding
Paivinen Revocable Trust[82]	2,365		*	2,365		—	*
Ariel Poler	2,365		*	2,365		—	*
Ponteri/Anderson Living Trust 8/7/96[83]	634		*	634		—	*
Naval Ravikant	2,365		*	2,365		—	*
Donald Reinke	2,365		*	2,365		—	*
Schmidt Investments, LP84	2,365		*	2,365		—	*
Ronald V. Schmidt	2,365		*	2,365		—	*
Tolia Investments[85]	2,365		*	2,365		—	*
Volpi-Cupal Family Trust[86]	1,185		*	1,185		—	*
Michael Weeks	634		*	634		—	*
ACM Retirement Plan FBO: Diane Dalton[87]	656		*	656		—	*
ACM Retirement Plan FBO: Leila Parrott[88]	460		*	460		—	*
Stella Daire	260[89]		*	260	[8][9]	—	*
David Hornik	3,286		*	3,286		—	*
Sydney Lagier	20,886[90]		*	20,886	[90]	—	*
Joan McGrath	1,382	[91]	*	1,382	[91]	—	*
William Scoville	265		*	265		—	*
Judith L. Smith	1,181	[92]	*	1,181	[92]	—	*
Nancy L. White	786	[93]	*	786	[93]	—	*
Karen Wilson	330		*	330		—	*
Laurie Wilson	330		*	330		—	*
Jordan Wilson-Dalzell	655		*	655		—	*
Mark C. Wilson-Dalzell	655		*	655		—	*
David Marquardt[94]	771,220	[95]	*	638,950		132,270	*
John R. Johnston	305,525		*	305,525		—	*
Andy Rappaport	450,990		*	394,750		56,240	*
Andrew Anker	96,410		*	96,410		—	*
Mark G. Wilson	89,967[96]		*	75,907	[96]	14,060	*
Won Chung	20,173	[97]	*	11,741	[97]	8,432	*
Rebecca Wargo	1,850	[98]	*	1,850	[98]	—	*
Senior Management, Their Transferees and Certain Other Holders[99]:
William D. Watkins100	3,039,061101		*	785,115	102	2,253,946	*
Charles C. Pope103	994,409	[10][4]	*	80,280	[10][5]	914,129	*
David A. Wickersham106	1,579,487	[10][7]	*	252,840	[10][8]	1,326,647	*
Brian Dexheimer109	1,925,556	[11][0]	*	346,495	[11][1]	1,579,061	*
William Hudson112	1,160,812	[11][3]	*	230,860	[11][4]	929,952	*
Stephen J. Luczo115	7,775,846	[11][6]	1.6	2,441,520	[11][7]	5,334,326	1.1
Townsend Porter118	984,463	[11][9]	*	327,805	[12][0]	656,658	*
Beverly Porter	166,551	[12][1]	*	55,515	[1][22]	111,036	*
John P. Weyandt118	915,870	[12][3]	*	212,390	[12][4]	703,480	*
Carol J. Weyandt	8,554	[12][5]	*	2,850	[12][6]	5,704	*
Arla Jean Pope	3,283		*	1,095		2,188	*
Cathy Ann Pope	3,283		*	1,095		2,188	*
Donald Blane Larsen	3,283		*	1,095		2,188	*
Doris Jeanette Sherwood	3,283		*	1,095		2,188	*
Priscilla Dawn Larsen	3,283		*	1,095		2,188	*

	Prior to the Offering			Number of Common Shares Registered for Resale[2]		After the Offering
Name of Selling Shareholder	Number of Common Shares Beneficially Owned[1]		Percentage of Common Shares Outstanding			Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
Hal Ronald Cornum	3,283		*	1,095		2,188	*
James Arthur Hatch	3,283		*	1,095		2,188	*
Jana Pope	3,283		*	1,095		2,188	*
Letitia Illene Brackeen	3,283		*	1,095		2,188	*
Mary Louise Cornum	3,283		*	1,095		2,188	*
Norman Danny Sherwood	3,283		*	1,095		2,188	*
Patricia Ann Hatch	3,283		*	1,095		2,188	*
Rachel Anne Pope	3,283		*	1,095		2,188	*
Randal Price Pope	3,283		*	1,095		2,188	*
Richard Wiley Pope	6,570		*	2,190		4,380	*
Robert Dean Porter	6,570		*	2,190		4,380	*
Robinson Keith Pope	3,283		*	1,095		2,188	*
Sterling Ty Brackeen	3,283		*	1,095		2,188	*
Susan Pope	3,283		*	1,095		2,188	*
Taylor Lorin Pope	3,283		*	1,095		2,188	*
Terrel Nelson Pope	3,283		*	1,095		2,188	*
Terry Lynn Pope	3,283		*	1,095		2,188	*
Theodore Kyle Pope	3,283		*	1,095		2,188	*
William Alfred Pope IV	3,283		*	1,095		2,188	*
Stanley and Deidra Smith	6,570		*	2,190		4,380	*
Donald L. Waite118	1,614,556127		*	476,585	128	1,137,971	*
Patrick J. Waite118	108,687	129	*	35,295130		73,392	*
David J. Waite	39,441	131	*	13,145	131	26,296	*
Michael W. Waite	41,941	131	*	13,145	131	28,796	*
Margaret Waite Clayton	39,845	131	*	13,145	131	26,700	*
Mark Waite	39,441	131	*	13,145	131	26,296	*
C.G. Charitable Fund132	1,742,203		*	580,735		1,161,468	*
Bernard Carballo118	733,560	133	*	244,520	134	489,040	*
Karl Chicca135	397,978136		*	85,775		312,203	*
James Chirico Jr.135	1,413,480137		*	241,310		1,187,170	*
The Educational Foundation, Inc.138	15,000		*	15,000		—	*
Michael Covault118	127,256	139	*	13,590		113,666	*
J. Kenneth Davidson118	605,138		*	201,035		404,103	*
Douglas J. DeHaan135	379,725	140	*	44,105		335,620	*
Jaroslaw S. Glembocki135	1,650,354	141	*	273,595	142	1,376,759	*
Karen Jean Hanlon135	85,251		*	28,415		56,836	*
Ralph McLaughlin135	491,344		*	163,300		328,044	*
Patrick Joseph O’Malley III135	648,501	143	*	121,165		527,336	*
Glen A. Peterson135	127,662	144	*	34,875		92,787	*
Pornchai Piemsomboon135	628,129	145	*	135,370		492,759	*
Charles M. Sander118	1,106,803		*	368,935		737,868	*
Leann J. Sander	42,334	146	*	14,110	147	28,224	*
Lam Truong118	140,687		*	46,895		93,792	*
Robert W. Whitmore135	152,288	148	*	22,200		130,088	*
Jeremy Tennenbaum118 149	370,936		*	122,720		248,216	*
Stephen P. Sedler135	142,003	150	*	47,335	151	94,668	*
Joel Stead118	330,938	[1][52]	*	110,310	153	220,628	*
Thomas F. Mulvaney118	1,057,440	154	*	352,480	155	704,960	*

	Prior to the Offering			Number of Common Shares Registered for Resale[2]		After the Offering
Name of Selling Shareholder	Number of Common Shares Beneficially Owned[1]		Percentage of Common Shares Outstanding			Number of Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
Ly Truong	140,687		*	46,895		93,792	*
Thorsten Heine	6,437		*	2,145		4,292	*
Gunter Heine QTIP Trust156	99,651		*	33,215		66,436	*
Brent Bargmann135	267,122	157	*	37,690		229,432	*
Sherman Black135	150,547	158	*	23,805		126,742	*
Teck Huei Chee135	148,836	159	*	23,365		125,471	*
Paul A. Fasching135	178,676	160	*	34,900		143,776	*
Edwin Gomez118	108,197		*	36,065		72,132	*
Jeffrey K. Lacroix135	115,163161		*	16,930		98,233	*
Chun Lau118	173,129	162	*	22,925		150,204	*
Broderick W. Rogers135	120,986	163	*	19,260		107,726	*
Kwee Teck Say135	137,906	164	*	17,850		120,056	*
Miran J. Sedlacek 118	181,339	165	*	16,470		164,869	*
Chung Yuang Shih135	161,022	166	*	39,070	167	121,952	*
Kathleen Snouffer135	194,600	168	*	39,075		155,525	*
Barry C. Sterling135	129,852	169	*	20,820		109,032	*
Julie A. Still135	167,282	170	*	34,875		132,407	*
Joel Weiss135	91,820	171	*	21,345		70,475	*
Cheong Phong Wong135	169,599	172	*	26,620		142,979	*
All Other New SAC Shareholders and Their Transferees Who Beneficially Own, in the Aggregate, Less Than 1% of Our Outstanding Common Shares	2,793,968		*	728,640		2,065,328	*
Any Other Holder of Common Shares or Future Transferee, Pledgee, Donee or Successor of Any Holder Listed Above 173	3,474,541		*	977,145		2,497,396	*

*	Represents less than 1% of the Seagate common shares outstanding as of October 21, 2005.
1	The amounts set forth in this column include the common shares beneficially owned by each selling shareholder as of October 21, 2005 (including options to purchase Seagate common shares that are exercisable as of October 21, 2005 or will become exercisable within sixty days thereof) as well as those common shares that have been or will be distributed on a monthly basis to such selling shareholder by New SAC subsequent to September 30, 2005 as part of New SAC’s previously disclosed distribution strategy with respect to its holdings of Seagate common shares. In addition, unless otherwise noted, these amounts include the quarterly distribution of Seagate common shares to the selling shareholders by New SAC that is expected to be made in January 2006.
2	The amounts set forth in this column are the amounts of Seagate common shares that may be offered by each selling shareholder using this prospectus and represent those Seagate common shares that have been or will be distributed on a monthly basis to such selling shareholder by New SAC subsequent to September 30, 2005 as part of New SAC’s previously disclosed distribution strategy with respect to its holdings of Seagate common shares. These amounts do not include the quarterly distributions to the selling shareholders by New SAC that were made in May, July and October 2005 or the quarterly distribution that is expected to be made in January 2006 or any other common shares of ours that selling shareholders may own beneficially or otherwise.
3	Represents Seagate common shares expected to be retained by New SAC following the monthly and quarterly distributions discussed above. Messrs. Austin, Bonderman, Coulter, Davidson, Hutchins, Luczo and Marquardt, in their capacities as directors of New SAC, may be deemed to have shared voting or dispositive power over these Seagate common shares. Each of them, however, disclaims this beneficial ownership.

4	The general partner of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. (“SLTA Cayman”). The general partner of SLTA Cayman and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP, Ltd. (“Offshore AIV GP”). The shareholders of Offshore AIV GP are Alan Austin, James Davidson, Glenn Hutchins, Dave Roux and Integral Capital Partners SLP, LLC (collectively, the “Offshore Shareholders”). Each of the Offshore Shareholders disclaims beneficial ownership of the Seagate common shares beneficially owned by each of Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P., except to the extent of any pecuniary interest therein. The directors of Silver Lake New York, Inc. are Messrs. Austin, Davidson, Hutchins and Roux. Each of them disclaims beneficial ownership of the Seagate common shares held by Silver Lake New York, Inc., except to the extent of any pecuniary interest therein. Mr. Austin is a member of the board of directors of New SAC, Seagate’s largest shareholder. Messrs. Davidson and Hutchins are members of both New SAC’s and Seagate’s boards of directors. Mr. Roux was a member of New SAC’s board of directors until August 5, 2004 and was a member of Seagate’s board of directors until July 2, 2003. In connection with the closing of Seagate’s initial public offering, Seagate paid Silver Lake Technology Management, L.L.C., an affiliate of Silver Lake Investors Cayman, L.P., approximately $7.8 million in exchange for the discontinuation of annual monitoring fees.
5	Silver Lake Partners, L.P., Silver Lake Investors, L.P. and Silver Lake Technology Investors, L.L.C. (affiliates of Silver Lake Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Technology Investors Cayman, L.P. and Silver Lake New York, Inc.) hold interests in Ameritrade Holding Corporation. Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.L.C. (affiliates of Silver Lake Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Technology Investors Cayman, L.P. and Silver Lake New York, Inc.) indirectly hold interests in The Nasdaq Stock Market, Inc. Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Partners II, L.P. and Silver Lake Technology Investors II, L.L.C. have (through an acquisition vehicle) entered into agreements to purchase the institutional brokerage business of Instinet Group Incorporated.
6	This number does not include approximately 39,580 exercisable options to purchase Seagate common shares under Seagate’s stock options plans held by James Davidson and Glenn Hutchins, each of whom is a member of the board of directors of Seagate.
7	TPG SAC Advisors III Corp. (“Advisors III”) is the general partner of TPG SAC GenPar III, L.P. (“SAC GenPar”), which is the general partner of SAC Investments, L.P. Advisors III may be deemed to be the beneficial owner of Seagate common shares beneficially owned by SAC Investments, L.P. but disclaims such beneficial ownership. David Bonderman, James G. Coulter and William S. Price III are shareholders (the “Advisors Shareholders”) of Advisors III and exercise dispositive power with respect to the Seagate common shares held by SAC Investments, L.P. Each Advisors Shareholder may be deemed to be the beneficial owner of the Seagate common shares held by SAC Investments, L.P. but disclaims such beneficial ownership.
8	This number does not include approximately 19,790 exercisable options to purchase Seagate common shares under Seagate’s stock options plans held by James G. Coulter, a partner at Texas Pacific Group and a member of the board of directors of Seagate.
9	The general partner of J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”) is JPMP Master Fund Manager, L.P. (“JPMP MFM”). The general partner of JPMP MFM is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company (“JPM Chase”). As a result thereof, each of JPMP MFM and JPMP Capital may be deemed to beneficially own the shares held by JPMP BHCA. The foregoing shall not be an admission that such persons are the beneficial owners of shares held by JPMP BHCA and each disclaims any such beneficial ownership to the extent that it exceeds such person’s pecuniary interest in the shares held by JPMP BHCA, if any. Each of JPMP BHCA, JPMP MFM and JPMP Capital are members of the private equity business unit of JPM Chase.
10

J.P. Morgan Partners (BHCA), L.P. is an affiliate of the following registered broker-dealers: J.P. Morgan Securities Inc., J.P. Morgan Invest, LLC, Banc One Securities Corporation, JPMorgan Distribution Services,

Inc., Chase Investment Services Corp., J.P. Morgan Institutional Investments Inc., Investors Brokerage Services, Inc. and PMG Securities Corporation.
11	Goldman, Sachs & Co. serves as the investment manager for each of GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs, GmbH, Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund 2000, L.P. (collectively, the “Funds”). Affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing partner or managing general partner of each of the Funds. The Principal Investment Area Investment Committee of Goldman, Sachs & Co. is responsible for making all investment and management decisions regarding Seagate Technology stock ownership for each of the Funds. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares beneficially owned by such investment funds except to the extent of their pecuniary interests therein.
12	Goldman, Sachs & Co., an affiliate of each of GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs, GmbH, Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund 2000, L.P., is a registered broker-dealer.
13	This number does not include shares of Seagate common stock which may be deemed to be beneficially owned by Goldman, Sachs & Co. as a result of ordinary trading activities from time to time or shares held in client accounts with respect to which Goldman, Sachs & Co. or its employees have voting or investment discretion or both.
14	Roger McNamee, John Powell, Pamela Hagenah, Charles Morns, Brian Stansky and Glen Kacher are the managing members of Integral Capital Management V, LLC, the sole general partner of Integral Capital Partners V, L.P. Dispositive powers reside in a majority of such managers.
15	Roger McNamee, John Powell, Pamela Hagenah and Glen Kacher are the managing members of ICP Management V, LLC, the sole general partner of Integral Capital Partners V Side Fund, L.P. Dispositive powers reside in a majority of such managers.
16	Jon R. Staenberg, a managing director of Staenberg Venture Partners II, LP and Staenberg Seagate Partners, LLC, exercises dispositive power with respect to the Seagate common shares held by Staenberg Venture Partners II, LP and Staenberg Seagate Partners, LLC.
17	Mr. Thompson has served as a member of the board of directors of Seagate since November 2000.
18	Includes (i) exercisable options to purchase 19,790 Seagate common shares held by Mr. Thompson and (ii) 161,910 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the John and Sandra Thompson Trust U/D/T 5/2/03 for which Mr. Thompson and Sandra Thompson serve as trustees.
19	Includes 53,970 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the John and Sandra Thompson Trust U/D/T 5/2/03 for which Mr. Thompson and Sandra Thompson serve as trustees.
20	Includes 4,504 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Thompson Family Trust u/d/t 12/27/02 FBO: Chelsea A. Thompson for which Bessemer Trust Company, N.A. serves as trustee. Thomas J. Frank, Jr. is a managing director of Bessemer Trust Company, N.A. which exercises dispositive power over the Seagate common shares.
21	Includes 1,500 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Thompson Family Trust u/d/t 12/27/02 FBO: Chelsea A. Thompson for which Bessemer Trust Company, N.A. serves as trustee. Thomas J. Frank, Jr. is a managing director of Bessemer Trust Company, N.A. which exercises dispositive power over the Seagate common shares.
22	Includes 4,504 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Thompson Family Trust u/d/t 12/27/02 FBO: John E. Thompson for which Bessemer Trust Company, N.A. serves as trustee. Thomas J. Frank, Jr. is a managing director of Bessemer Trust Company, N.A. which exercises dispositive power over the Seagate common shares.
23	Includes 1,500 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Thompson Family Trust u/d/t 12/27/02 FBO: John E. Thompson for which Bessemer Trust Company, N.A. serves as trustee. Thomas J. Frank, Jr. is a managing director of Bessemer Trust Company, N.A. which exercises dispositive power over the Seagate common shares.

24	Gregory Kerfoot, a director of the Loyalty Foundation, exercises dispositive power over the Seagate common shares.
25	This category includes selling shareholders who will receive the Seagate common shares that investment partnerships affiliated with August Capital III, L.P. (collectively, “August Capital”) have received and are expected to receive as part of the monthly New SAC distributions discussed above. Unless otherwise noted, the amounts reflected in this category do not include any other Seagate common shares that such selling shareholders may be deemed to beneficially own as a result of their affiliation with or investment in August Capital, including, without limitation, the quarterly distributions to the selling shareholders by New SAC that were made in May, July and October 2005 or the distribution that is expected to be made in January 2006.
26	Paul M. Bancroft and James R. Bancroft exercise dispositive power over the Seagate common shares pursuant to partnership and management agreements.
27	Paul M. Bancroft exercises dispositive power over the Seagate common shares pursuant to partnership and management agreements.
28	D. Ellen Shuman, Vice President and Chief Investment Officer of the Carnegie Corporation of New York, exercises dispositive power over the Seagate common shares.
29	All Seagate common shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, as Business Manager of Cascade, has voting and investment power with respect to the Seagate common shares held by Cascade. Mr. Larson disclaims any beneficial ownership of the Seagate common shares owned by Cascade and Mr. Gates.
30	Fairfield Partners 1999, LLC is the general partner of Commonfund Capital Partners 1999, L.P. Any of the following individuals are authorized to execute legal documents for the general partner: Linda Costa, Susan Carter, Gregory Janzen, Donald Pascal, Kent Scott and Peter Burns. Commonfund Capital Partners 1999, L.P. is a limited partnership whose sole general partner is in common control with Commonfund Securities Inc., a registered broker-dealer that engages solely in placement activities.
31	Donald H. Fehrs, Chief Investment Officer of Cornell University, exercises dispositive power over the Seagate common shares.
32	Stephanie S. Lynch, the Chief Investment Officer of the Duke Endowment, exercises dispositive power over the Seagate common shares.
33	Fairfield Partners Management, LLC is the general partner of Endowment Venture Partners IV, L.P. Any of the following individuals may sign on behalf of the general partner: Susan Carter, Linda Costa, Gregory Jansen, Donald Pascul, James Seymour, Peter Burns and Kent Scott. Endowment Venture Partners IV, L.P. is a limited partnership whose sole general partner is in common control with Commonfund Securities Inc., a registered broker-dealer that engages solely in placement activities.
34	Linda B. Strumpf, Vice President and Chief Investment Officer of the Ford Foundation, Eric W. Doppstadt, Director, Private Equity of the Ford Foundation, and Kim Y. Lew, Senior Manager, Private Equity of the Ford Foundation, exercise dispositive power over the Seagate common shares.
35	The following individuals are Managing Directors of Horsley Bridge Partners LLC and have been delegated authority to exercise dispositive power over the Seagate common shares held by Horsley Bridge Fund VI, L.P. and HB-PGGM Fund III L.P.: Fred Berkowitz, Gary L. Bridge, Lance Cottrill, Josh Freeman, Alfred J. Giuffrida, Phillip Horsley, Duane Phillips and N. Dan Reeve.
36	Elizabeth Obershaw, Vice President and Chief Investment Officer for the Hewlett-Packard Company Group Trust, exercises dispositive power over the Seagate common shares.
37	Landis Zimmerman, Vice President and Chief Investment Officer of Howard Hughes Medical Institute exercises dispositive power over the Seagate common shares on behalf of Howard Hughes Medical Institute.
38	Does not include 70,142 Seagate common shares over which an external manager of the Howard Hughes Medical Institute exercises sole voting rights. The Howard Hughes Medical Institute has an agreement with such manager which provides that such voting rights can be rescinded at a future time.
39	Decisions regarding dispositions of the Seagate common shares require the agreement of one “A” director and one “B” director. The “A” directors are Lisa Crawford, Wayne Tollowin and Mary Lacey. The “B” directors are Anders Berg, Marc Hollander and Robert de Heus.

40	Knightsbridge Allianz, L.P., Knightsbridge Netherlands III, L.P., and Knightsbridge Venture Capital IV, L.P. (the “Knightsbridge Funds”) are limited partnerships advised by Knightsbridge Advisers Incorporated (“Knightsbridge”). Knightsbridge serves as Manager of the General Partner of, or as investment adviser to, the Knightsbridge Funds. The Managing Principals of Knightsbridge are Joel C. Romines, Judith B. Elsea, Tim E. Bliamptis and L. Bradford Hammond.
41	Basil P. Livanos, investment officer of MONY Insurance Company, exercises dispositive power over the Seagate common shares. The following affiliates of MONY Insurance Company are registered broker-dealers: AllianceBernstein Investment Research & Management, Inc.; AXA Distributors, LLC; AXA Advisors, LLC; Sanford C. Bernstein & Co., LLC; Enterprise Fund Distributors, Inc.; Advest, Inc.; and MONY Securities Corporation.
42	Amos B. Hostetter, Jr., Benjamin A. Gomez and Sharon G. Siegel exercise dispositive power over the Seagate common shares on behalf of PH Investments, LLC.
43	Affiliated with Deutsche Bank Securities Inc., a registered broker-dealer.
44	Alex Flagg and Denise Flagg are the trustees of the Flagg Living Trust and exercise dispositive power over the Seagate common shares.
45	Affiliated with UBS Financial Services, a registered broker-dealer.
46	Erica Warren and William Long are the trustees of the Warren-Long Family Trust and exercise dispositive power over the Seagate common shares.
47	Fred Gerson and Roben Gerson are the trustees of the Gerson 2000 Trust and exercise dispositive power over the Seagate common shares.
48	Charles Geschke and Nancy Geschke are the trustees of the Geschke Family Trust and exercise dispositive power over the Seagate common shares.
49	Does not include any beneficial interest that the selling shareholder may be deemed to have in Seagate common shares as a result of a minority investment in Integral Capital Partners V, L.P.
50	M. Bruce Nakao is the trustee of the M. Bruce Nakao 1994 Trust and exercises dispositive power over the Seagate common shares.
51	Susan E. Manske, Vice President and Chief Investment Officer of the John D. and Catherine T. MacArthur Foundation, exercises dispositive power over the Seagate common shares.
52	Lisa Danzig, pursuant to authority delegated to her by the Investment Committee of the Rockefeller University Board of Trustees, exercises dispositive power over the Seagate common shares.
53	Christopher A. Dauvos, portfolio manager for TIFF Advisory Services, Inc., the sole manager for TIFF Partners III, LLC, exercises dispositive power over the Seagate common shares.
54	Paul Allen is the sole owner of Vulcan Ventures, Inc. and exercises dispositive power over the Seagate common shares.
55	Dispositive power over the Seagate common shares is exercised by David F. Swensen, Yale University’s Chief Investment Officer, pursuant to a formal delegation of authority from the University’s Vice President for Finance and Administration, which has been approved by the Finance Committee of the Yale Corporation pursuant to Yale University’s by-laws.
56	David F. Swensen, Chief Investment Officer of Yale University, exercises dispositive power over the Seagate common shares pursuant to a trust agreement with State Street Bank and Trust Company, the trustee of the plan.
57	Harris Barton and Ronnie Lott, acting as managing members of 1999 Champion Management, LLC, the general partner of 1999 Champion Ventures, LP, exercise dispositive power over the Seagate common shares.
58	Joseph M. Beninato and Beth F. Beninato are trustees of the Beninato Living Trust and exercise dispositive power over the Seagate common shares.
59	James L. Callinan is the trustee of the Callinan Rev. Trust DTD 2/22/99 and exercises dispositive power over the Seagate common shares.
60	Howard S. Charney and Alida C.S. Charney are the trustees of the Charney 1996 Trust and exercise dispositive power over the Seagate common shares.
61	Timothy Dattels and Kristine Johnson are the trustees of the Dattels/Johnson 1992 Family Trust and exercise dispositive power over the Seagate common shares.

62	Harris Barton, Ronnie Lott and Joe Montana, acting as general partners of Eleven Rings LLC, exercise dispositive power over the Seagate common shares.
63	Barry Kramar, Laird Simons and Matt Quilter exercise dispositive power over the Seagate common shares pursuant to a limited liability company agreement dated June 23, 2000.
64	Randy Korba and Janica Lane are the trustees of Korba-Lane 2004 Trust and exercise dispositive power over the Seagate common shares.
65	Matt Kursh exercises dispositive power over the Seagate common shares as manager of Kurshioni Investments LLC.
66	Thomas H. Layton exercises dispositive power over the Seagate common shares on behalf of the Layton 2000 CRUT.
67	David D. Lee and Joanne W. Lee are the trustees of the David & Joanne Lee Trust 3/15/00 and exercise dispositive power over the Seagate common shares.
68	Russ Hall and Chris A. Eyre are the managing members of Legacy Venture Management which exercises dispositive power over the Seagate common shares.
69	Douglas S. Luke, as the managing member of Lamont Partners, LLC, the general partner of LJH Partners L.P., exercises dispositive power over the Seagate common shares.
70	Stanley J. Meresman and Sharon A. Meresman are the trustees of the Meresman Family Trust UDA 9/13/89 and exercise dispositive power over the Seagate common shares.
71	Burton J. McMurtry, the managing member of Octave West LLC, exercises dispositive power over the Seagate common shares.
72	Gregorio Reyes and Vanessa Reyes are the trustees of the Gregorio and Vanessa Reyes UDT 4/22/83 and exercise dispositive power over the Seagate common shares. Gregorio Reyes has been a member of the board of directors of Seagate since April 2004.
73	Does not include exercisable options to purchase 46,353 Seagate common shares held by Mr. Reyes.
74	Jan M. Leeman and Maria S. Leeman are the trustees of the Sherlee Trust Dtd 1/31/00 and exercise dispositive power over the Seagate common shares.
75	Albert Yu is the trustee of the Albert Yu Trust Dtd 8/9/96 and exercises dispositive power over the Seagate common shares.
76	Amos Wilnai and Ruth Wilnai are the trustees of Amos Wilnai Family Trust dtd 6/10/97 and exercise dispositive power over the Seagate common shares.
77	Phillip S. Dauber and Elayne R. Dauber are the trustees of the Pserd Trust Dtd 3/11/86 and exercise dispositive power over the Seagate common shares.
78	Robert V. Gunderson, Jr., Scott C. Dettmer, and Brooks Stough, general partners in G&H Partners, exercise dispositive power over the Seagate common shares.
79	GCWF Investments LLC is the managing partner of GCWF Investment Partners II. The Board of Directors of GCWF Investments LLC exercises voting and dispositive power over the securities held by the partnership. The members of the Board of Directors are: Gilles Attia, T. Knox Bell, Raymond Dearchs, Maureen Dorney, Gregory Gallo, James Kushland, James Montgomery, John Steel, Lawrence Tannenbaum and Andrew Zeit.
80	Jeff Heimbuck and Caron Heimbuck are trustees of the Heimbuck Family Trust Dtd 8/13/1985 and exercise dispositive power over the Seagate common shares.
81	John L. Hennessy and Andrea J. Hennessy are the trustees of the Hennessy 1993 Rev. Trust and exercise dispositive power over the Seagate common shares.
82	John O. Paivinen and Carol Q. Paivinen are the trustees of the Paivinen Revocable Trust and exercise dispositive power over the Seagate common shares.
83	Eric Ponteri and Jane Anderson are the trustees of the Ponteri/Anderson Living Trust 8/7/96 and exercise dispositive power over the Seagate common shares.
84	Eric Schmidt, the partner of Schmidt Investments LP, exercises dispositive power over the Seagate common shares.
85	Nirav Tolia, President of Tolia Investments, exercises dispositive power over the Seagate common shares.
86	Toni C. Cupal and Michelangelo A. Volpi are the trustees of the Volpi-Cupal Family Trust and exercise dispositive power over the Seagate common shares.

87	The plan is self-directed by Diane Dalton.
88	The plan is self-directed by Leila Parrot.
89	Includes 65 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Stella Daire which is self-directed.
90	Includes 1,051 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Syndey Lagier which is self-directed.
91	Includes 656 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Joan McGrath which is self-directed.
92	Includes 656 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Judi Smith which is self-directed.
93	Includes 656 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Nancy White which is self-directed.
94	Mr. Marquardt has been a member of the board of directors of Seagate since November 2000.
95	Includes exercisable options to purchase 19,790 Seagate common shares held by Mr. Marquardt.
96	Includes 5,717 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Mark Wilson which is self-directed.
97	Includes 2,631 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Won Chung which is self-directed.
98	Includes 265 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the ACM Retirement Plan FBO: Rebecca Wargo which is self-directed.
99	This category includes selling shareholders who (i) are currently or have in the past served in a senior management capacity for Seagate (i.e. Senior Vice President and above), (ii) are currently members of the board of directors of Seagate who are not otherwise described in this table, (iii) will hold more than 100,000 shares of Seagate stock upon completion of the monthly and quarterly distributions discussed above or (iv) have received shares of New SAC from any of such persons described in (i), (ii) or (iii).
100	Mr. Watkins has been a member of the board of directors of Seagate since November 2000 and currently serves as President and Chief Executive Officer of Seagate. Mr. Watkins was a member of the board of directors and president of New SAC until September 2005.
101	Includes (i) exercisable options to purchase 680,506 Seagate common shares held by Mr. Watkins, (ii) 2,038,258 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Watkins Family Trust Dated 1-7-1994 for which Mr. Watkins serves as a trustee and (iii) 320,297 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Wolfpack Family Limited Partnership DTD 10-25-01 for which Mr. Watkins is a general partner and exercises dispositive power over the Seagate common shares.
102	Includes (i) 678,350 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Watkins Family Trust Dated 1-7-1994 for which Mr. Watkins serves as a trustee and (ii) 106,765 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Wolfpack Family Limited Partnership DTD 10-25-01 for which Mr. Watkins is a general partner and exercises dispositive power over the Seagate common shares.
103	Mr. Pope has been an Executive Vice President of Seagate since April 1999 and Chief Financial Officer of Seagate since February 1998.
104	Includes (i) exercisable options to purchase 753,069 Seagate common shares held by Mr. Pope and (ii) 241,340 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Pope Family Reserve Trust.
105	Includes 80,280 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Pope Family Reserve Trust.
106	Mr. Wickersham has been the Chief Operating Officer of Seagate since April 2004.
107	Includes (i) exercisable options to purchase 816,217 Seagate common shares held by Mr. Wickersham and (ii) 113,228 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by Arlie Enterprises Limited Partnership for which Mr. Wickersham serves as a Class A General Partner and exercises dispositive power over the Seagate common shares.

108	Includes 45,290 Seagate common shares that will be held upon completion of the monthly distributions discussed above by Arlie Enterprises Limited Partnership for which Mr. Wickersham serves as a Class A General Partner and exercises dispositive power over the Seagate common shares.
109	Mr. Dexheimer has been the Executive Vice President of Worldwide Sales, Marketing and Customer Service of Seagate since August 2000.
110	Includes (i) exercisable options to purchase 572,065 Seagate common shares held by Mr. Dexheimer (ii) 30,000 Seagate common shares held by the Dexheimer Family Trust, (iii) 4,000 Seagate common shares held by the Dexheimer GRANTOR Annuity Trust and (iv) 459,994 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Silver Sea Limited Partnership for which Mr. Dexheimer serves as the general partner and exercises dispositive power over the Seagate common shares.
111	Includes 153,330 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Silver Sea Limited Partnership for which Mr. Dexheimer serves as the general partner and exercises dispositive power over the Seagate common shares.
112	Mr. Hudson has been an Executive Vice President since November 2002 and General Counsel and Corporate Secretary since January 2000. Mr. Hudson also serves as executive vice president, general counsel and corporate secretary of New SAC.
113	Includes (i) exercisable options to purchase 245,826 Seagate common shares held by Mr. Hudson and (ii) 131,481 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Carbonero Creek Limited Partnership for which Mr. Hudson serves as the general partner and exercises dispositive power over the Seagate common shares.
114	Includes 43,825 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Carbonero Creek Limited Partnership for which Mr. Hudson serves as the general partner and exercises dispositive power over the Seagate common shares.
115	Mr. Luczo has been a member of the board of directors of Seagate since November 2000 and Chairman of the board of directors of Seagate since June 2002. Mr Luczo also serves as Chief Executive Officer and as a member of the board of directors of New SAC.
116	Includes (i) exercisable options to purchase 215,446 Seagate common shares held by Mr. Luczo, (ii) exercisable options to purchase 59,880 Seagate common shares held by the Steven J. Luczo Revocable Trust dated January 26, 2001, (iii) 6,356,586 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Steven J. Luczo Revocable Trust dated January 26, 2001, (iv) 617,987 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by Red Zone Holdings Limited Partnership for which Mr. Luczo serves as a general partner and exercises dispositive power over the Seagate common shares and (v) 525,947 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by Red Zone II Limited Partnership for which Mr. Luczo serves as a general partner and exercises dispositive power over the Seagate common shares.
117	Includes (i) 2,060,210 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Steven J. Luczo Revocable Trust dated January 26, 2001, (ii) 205,995 Seagate common shares that will be held upon completion of the monthly distributions discussed above by Red Zone Holdings Limited Partnership for which Mr. Luczo serves as a general partner and exercises dispositive power over the Seagate common shares and (iii) 175,315 Seagate common shares that will be held upon completion of the monthly distributions discussed above by Red Zone II Limited Partnership for which Mr. Luczo serves as a general partner and exercises dispositive power over the Seagate common shares.
118	Former Seagate employee.

119	Includes (i) 265,667 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by Porter Venture Limited Partnership for which Mr. Porter serves as the general partner and exercises dispositive power over the Seagate common shares, (ii) 500,211 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Townsend H. Porter Living Trust U/A DTD September 8, 2003 for which Mr. Townsend serves as a trustee and (iii) 166,551 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Townsend H. Porter 2004 Grantor Retained Annuity Trust for which Mr. Townsend serves as a trustee.
120	Includes (i) 88,555 Seagate common shares that will be held upon completion of the monthly distributions discussed above by Porter Venture Limited Partnership for which Mr. Porter serves as the general partner and exercises dispositive power over the Seagate common shares, (ii) 166,735 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Townsend H. Porter Living Trust U/A DTD September 8, 2003 for which Mr. Townsend serves as a trustee and (iii) 55,515 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Townsend H. Porter 2004 Grantor Retained Annuity Trust for which Mr. Townsend serves as a trustee.
121	Includes 166,551 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Beverly G. Porter 2004 Grantor Retained Annuity Trust for which Ms. Porter and Howard Rubin serve as trustees.
122	Includes 55,515 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Beverly G. Porter 2004 Grantor Retained Annuity Trust for which Ms. Porter and Howard Rubin serve as trustees.
123	Includes (i) exercisable options to purchase 278,696 Seagate common shares held by Mr. Weyandt and (ii) 607,187 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the John P. Weyandt Revocable Trust for which Mr. Weyandt serves as trustee.
124	Includes 202,395 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the John P. Weyandt Revocable Trust for which Mr. Weyandt serves as a trustee.
125	Includes 8,554 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Carol J. Weyandt Revocable Trust for which Ms. Weyandt serves as a trustee.
126	Includes 2,850 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Carol J. Weyandt Revocable Trust for which Ms. Weyandt serves as a trustee.
127	Includes (i) 979,577 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Waite Family Trust u/t/d 12/21/1989 as amended for which Donald L. Waite serves as a trustee and (ii) 450,176 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by ATW Family Partners, L.P. for which Mr. Waite serves as a general partner and exercise dispositive power over the Seagate common shares.
128	Includes (i) 326,525 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Waite Family Trust u/t/d 12/21/1989 as amended for which Donald L. Waite serves as a trustee and (ii) 150,060 Seagate common shares that will be held upon completion of the monthly distributions discussed above by ATW Family Partners, L.P. for which Mr. Waite serves as a general partner and exercises dispositive power over the Seagate common shares.
129	Includes 14,144 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Anna T. Waite Education Trust for which Mr. Waite serves as a trustee.
130	Includes 4,380 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Anna T. Waite Education Trust for which Mr. Waite serves as a trustee.
131	Does not include any beneficial interest that the selling shareholder may be deemed to have in Seagate common shares as a result of his or her limited partner interest in ATW Family Partners, L.P.
132	Rickie Gardner and Brad Farnsworth, the independent directors of C.G. Charitable Fund, exercise dispositive power over the Seagate common shares.

133	Includes 733,560 Seagate common shares held by Carballo Charitable Ltd. Mr. Carballo serves as President of Carballo Charitable Ltd. and exercises dispositive power over the Seagate common shares.
134	Includes 244,520 Seagate common shares held by Carballo Charitable Ltd.
135	Current Seagate employee.
136	Includes exercisable options to purchase 130,651 Seagate common shares held by Mr. Chicca.
137	Includes exercisable options to purchase 679,554 Seagate common shares held by Mr. Chirico.
138	Dawn McPherson, the Director of Administration for The Educational Foundation, Inc., exercises dispositive power over the Seagate common shares.
139	Includes exercisable options to purchase 84,510 Seagate common shares held by Mr. Covault.
140	Includes (i) exercisable options to purchase 220,244 Seagate common shares held by Mr. DeHaan and (ii) exercisable options to purchase 23,886 Seagate common shares held by Mr. DeHaan’s grantor retained annuity trust.
141	Includes (i) exercisable options to purchase 497,872 Seagate common shares held by Mr. Glembocki, (ii) exercisable options to purchase 231,683 Seagate common shares held by the Jaroslaw Glembocki 2001 Revocable Trust for which Mr. Glembocki serves as a trustee, (iii) 723,437 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Jaroslaw Glembocki 2001 Revocable Trust for which Mr. Glembocki serves as a trustee, (iv) 31,551 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Jaroslaw Glembocki 2001 Childrens Trust f.b.o. Stefan Glembocki for which Mr. Glembocki serves as a trustee and (v) 31,551 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above the Jaroslaw Glembocki 2001 Childrens Trust f.b.o. Renee Glembocki for which Mr. Glembocki serves as a trustee.
142	Includes (i) 241,145 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Jaroslaw Glembocki 2001 Revocable Trust for which Mr. Glembocki serves as a trustee, (ii) 10,515 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Jaroslaw Glembocki 2001 Childrens Trust f.b.o. Stefan Glembocki for which Mr. Glembocki serves as a trustee and (iii) 10,515 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Jaroslaw Glembocki 2001 Childrens Trust f.b.o. Renee Glembocki for which Mr. Glembocki serves as a trustee.
143	Includes exercisable options to purchase 218,478 Seagate common shares held by Mr. O’Malley.
144	Includes exercisable options to purchase 20,254 Seagate common shares held by Mr. Peterson.
145	Includes exercisable options to purchase 217,174 Seagate common shares held by Mr. Piemsomboon.
146	Includes (i) 21,167 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Alexa Kristine Sander Trust for which Ms. Sander serves as a trustee and (ii) 21,167 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Charles Morris Sander, III, Trust for which Ms. Sander serves as a trustee.
147	Includes (i) 7,055 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Alexa Kristine Sander Trust for which Ms. Sander serves as a trustee and (ii) 7,055 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Charles Morris Sander, III, Trust for which Ms. Sander serves as a trustee.
148	Includes exercisable options to purchase 85,684 Seagate common shares held by Mr. Whitmore.
149	Mr. Tennenbaum is affiliated with Saber Partners, LLC, a registered broker-dealer.
150	Includes 142,003 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Sedler Family Revocable Living Trust for which Mr. Sedler serves as a trustee.
151	Includes 47,335 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Sedler Family Revocable Living Trust for which Mr. Sedler serves as a trustee.
152	Includes 142,003 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by Oxley Ventures LLLP for which Mr. Stead serves as a partner and exercise dispositive power over the Seagate common shares.

153	Includes 110,310 Seagate common shares that will be held upon completion of the monthly distributions discussed above by Oxley Ventures LLLP for which Mr. Stead serves as a partner and exercise dispositive power over the Seagate common shares.
154	Includes 1,057,440 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by The Mulvaney Family Trust dated 11/28/1995, as Amended and Restated in 2003 for which Thomas F. Mulvaney and Karen G. Mulvaney serve as trustees.
155	Includes 352,480 Seagate common shares that will be held upon completion of the monthly distributions discussed above by The Mulvaney Family Trust dated 11/28/1995, as Amended and Restated in 2003 for which Thomas F. Mulvaney and Karen G. Mulvaney serve as trustees.
156	Michael J. McCabe is the trustee for the Gunter Heine QTIP Trust.
157	Includes exercisable options to purchase 64,348 Seagate common shares held by Mr. Bargmann.
158	Includes exercisable options to purchase 79,130 Seagate common shares held by Mr. Black.
159	Includes exercisable options to purchase 78,739 Seagate common shares held by Mr. Chee.
160	Includes exercisable options to purchase 69,154 Seagate common shares held by Mr. Fasching.
161	Includes exercisable options to purchase 64,373 Seagate common shares held by Mr. Lacroix.
162	Includes exercisable options to purchase 104,348 Seagate common shares held by Mr. Lau.
163	Includes exercisable options to purchase 63,206 Seagate common shares held by Mr. Rogers.
164	Includes exercisable options to purchase 84,348 Seagate common shares held by Mr. Say.
165	Includes exercisable options to purchase 131,929 Seagate common shares held by Mr. Sedlacek.
166	Includes (i) exercisable options to purchase 38,963 Seagate common shares held by Mr. Shih and (ii) 111,758 Seagate common shares that will be held upon completion of the monthly and quarterly distributions discussed above by the Shih-Chen Family Trust U/ADTD 9/21/03 for which Mr. Shih and Ling Chen serve as trustees.
167	Includes 37,250 Seagate common shares that will be held upon completion of the monthly distributions discussed above by the Shih-Chen Family Trust U/ADTD 9/21/03 for which Mr. Shih and Ling Chen serve as trustees.
168	Includes exercisable options to purchase 77,373 Seagate common shares held by Ms. Snouffer.
169	Includes exercisable options to purchase 64,413 Seagate common shares held by Mr. Sterling.
170	Includes exercisable options to purchase 61,172 Seagate common shares held by Ms. Still.
171	Includes exercisable options to purchase 27,783 Seagate common shares held by Mr. Weiss.
172	Includes exercisable options to purchase 60,763 Seagate common shares held by Mr. Wong.
173	To the extent required, holders in this category shall be added to this table as selling shareholders by means of a prospectus supplement or a post-effective amendment to this registration statement.

CERTAIN INCOME TAX CONSIDERATIONS

Cayman Islands Tax Considerations

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your common shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of common shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of common shares. However, an instrument transferring title to a common share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have been incorporated under the laws of the Cayman Islands as an exempted company and, as such, obtained an undertaking in August 2000 from the Governor in Council of the Cayman Islands substantially that, for a period of twenty years from the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profit or income or gains or appreciation shall, apply to us and no such tax and no tax in the nature, of estate duty or inheritance tax will be payable, either directly or by way of withholding, on our common shares.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling our common shares under the laws of their country of citizenship, residence or domicile.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences, as of the date of this prospectus, of the ownership of our common shares by beneficial owners that hold the common shares as capital assets and that are U.S. holders. As used herein, you are a U.S. holder if you are, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the supervision of a court within the U.S. and one or more U.S. persons control all substantial decisions of the trust, or (ii) has, a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	an investor in a pass through entity;

•	a person holding common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle; or

•	a person whose functional currency is not the U.S. dollar.

In particular, it does not represent a description of the U.S. federal income tax consequences applicable to you if you are a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-U.S. subsidiaries.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Taxation of Dividends. The gross amount of distributions paid to you will generally be treated as dividend income to you if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income will be includible in your gross income on the day you actually or constructively receive it. Corporations that are U.S. holders will not be entitled to claim a dividends received deduction because we are not a U.S. corporation.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange. We did not have current or accumulated earnings and profits for U.S. federal income tax purposes for our taxable year ended July 1, 2005. There can be no assurance that we will not have current or accumulated earnings and profits in the current year or in future years.

Under prior law, U.S. shareholders who were individuals may not have been eligible for reduced rates of taxation applicable to certain dividend income (currently a maximum rate of 15% on qualifying dividends) on distributions made from our current or accumulated earnings and profits if we were a foreign personal holding company in the taxable year in which such dividends were paid or in the preceding taxable year. We believe that we were a foreign personal holding company for our taxable years ended July 1, 2005 and July 2, 2004.

Pursuant to the American Jobs Creation Act of 2004, the foreign personal holding company rules have been repealed. Such rules will no longer apply with respect to any taxable year of Seagate Technology beginning after Seagate Technology’s taxable year ending July 1, 2005. As a result, if we make distributions before January 1,

2009 from our current or accumulated earnings and profits, U.S. holders who are individuals may be eligible for reduced rates of taxation applicable to dividend income so long as our shares are readily tradable on an established securities market in the United States. We believe that our common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Disposition of Common Shares. When you sell or otherwise dispose of your common shares in a taxable transaction you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Information Reporting and Backup Withholding. In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the common shares or the proceeds received on the sale, exchange or redemption of those common shares paid to you within the U.S. and, in some cases, outside of the U.S. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the Internal Revenue Service.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A substantial portion of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing the common shares to enforce judgments against us or judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the Untied States or any state of the United States.

We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will—based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given—recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not a kind, the enforcement of which is contrary to public policy of the Cayman Islands. There is doubt, however, as to whether the Grand Court of the Cayman Islands will: (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

PLAN OF DISTRIBUTION

The common shares are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus and to facilitate the continued orderly disposition of our common shares held by former shareholders of New SAC. We will not receive any of the proceeds from the sale of the common shares by the selling shareholders. The selling shareholders will receive all of the proceeds from the sale of the common shares being offered through this prospectus.

New SAC, our largest shareholder, has stated that it has suspended any further significant sales of common shares and intends to dispose of its remaining shares through staged distributions to its more than 200 shareholders. In particular, New SAC stated that, in addition to planned quarterly distributions of an aggregate of 100 million of our common shares that it expects to complete by January 2006, it will distribute its remaining holdings of approximately 50 million of our common shares by making monthly distributions of approximately 10 million of our common shares to New SAC shareholders. New SAC made the first of these monthly distributions on September 30, 2005 and the second of these monthly distributions was made on October 21, 2005. For additional information on the monthly and quarterly distributions, please refer to the section of this prospectus entitled “Selling Shareholders—About New SAC and its Distributions to the Selling Stockholders.” Offers to the public by the selling shareholders of the approximately 50 million common shares distributed by New SAC on a monthly basis may be made pursuant to the registration statement of which this prospectus forms a part.

The selling shareholders and their pledgees, assignees, donees, or other successors-in-interest who acquire their shares after the date of this prospectus, may sell the common shares directly to purchasers or through underwriters, broker-dealers or agents.

If underwriters are used in a firm commitment underwriting, we and the selling shareholders will execute an underwriting agreement with those underwriters relating to the common shares that the selling shareholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these common shares will be subject to conditions. The underwriters, if any, will purchase the common shares on a firm commitment basis and will be obligated to purchase all of these common shares.

The common shares subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these common shares for whom they may act as agent. Underwriting discounts and commissions will not exceed 8%. Underwriters may sell these common shares to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling shareholders may authorize underwriters to solicit offers by institutions to purchase the common shares subject to the underwriting agreement from the selling shareholders at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling shareholders sell common shares pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common shares at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If dealers are utilized in the sale of common shares, the selling shareholders will sell such common shares to the dealers as principals. The dealers may then resell such common shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling shareholders may also sell common shares through agents designated by them from time to time. We will name any agent involved in the offer or sale of the common shares and will list commissions payable by the selling shareholders to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement.

The selling shareholders may sell any of the common shares directly to purchasers. In this case, the selling shareholders may not engage underwriters or agents in the offer and sale of these common shares.

We and the selling shareholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell short the common shares and deliver the common shares to close out short positions, or loan or pledge the common shares to broker-dealers that in turn may sell the common shares.

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by the selling shareholders hereby will be the purchase price of the common shares less discounts and commissions, if any. The selling shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common shares may be underwriting discounts and commissions under the Securities Act. Any selling shareholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We are not aware of any plans, arrangements or understandings between the selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholders. We do not assure you that the selling shareholders will sell any or all of the common shares offered by it pursuant to this prospectus. In addition, we do not assure you that the selling shareholders will not transfer, devise or gift the common shares by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

Our common shares are listed on the New York Stock Exchange under the trading symbol “STX.”

Pursuant to a shareholders agreement with New SAC, we have granted the selling shareholders certain registration rights pertaining to common shares held by them. The agreement provides for cross-indemnification of the selling shareholders and us and its and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common shares, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses payable by us (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common shares covered by this prospectus, except in specified circumstances. We estimate that the expenses for which we will be responsible in connection with filing this registration statement will be approximately $450,000.

LEGAL MATTERS

The validity of the common shares to be sold in this offering has been passed upon by Maples and Calder, Cayman Islands.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended July 1, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of July 1, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and therefore file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the SEC). Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K filed on August 1, 2005 for the fiscal year ended July 1, 2005;

•	our quarterly report on Form 10-Q filed on October 28, 2005 for the quarterly period ended September 30, 2005;

•	our current reports on Form 8-K filed on August 3, 2005, August 4, 2005, September 7, 2005 and October 19, 2005;

•	the description of our common shares in our registration statement on Form 8-A filed on December 6, 2002; and

•	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion of the resale of the common shares by the selling shareholders pursuant to this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document. In addition, we make available free of charge all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Seagate Technology

920 Disc Drive

P.O. Box 66360

Scotts Valley, California 95067

Attn: Investor Relations

(831) 439-5337

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table lists the expenses expected to be incurred in connection with the preparation and filing of the registration statement, including amendments thereto, all of which will be paid by the registrant. All amounts listed below, other than the SEC registration and NASD filing fees, are estimates:

Registration fee	$204,444.90
NASD filing fee	$75,500.00
Printing and engraving expenses	$5,000.00
Accounting fees and expenses	$10,000.00
Legal fees and expenses	$150,000.00
Miscellaneous expenses	$5,055.10

Total	$450,000.00

Item 15. Indemnification of Directors and Officers.

The articles of association of the registrant provide for the indemnification of its directors and officers. Specifically, under the indemnification provisions, the registrant will indemnify its directors and officers to the fullest extent permitted by law against liabilities that are incurred by the directors or officers while executing the duties of their respective offices. The directors and officers, however, will not be entitled to the indemnification if they incurred the liabilities through their own willful neglect or default.

The registrant is an exempted company with limited liability incorporated in the Cayman Islands. As such, it is subject to and governed by the laws of the Cayman Islands with respect to the indemnification provisions. Although the Companies Law (2004 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain English case law (which is likely to be persuasive in the Cayman Islands), however, indicate that the indemnification is generally permissible, unless there had been fraud, willful default or reckless disregard on the part of the director or officer in question.

The registrant has entered into indemnification agreements with its directors and officers, whereby the registrant agreed to indemnify its directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of the registrant, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of the registrant. At present, there is no pending litigation or proceeding involving a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

The registrant maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act of 1933 and the Securities Exchange Act of 1934 that might be incurred by any director or officer in his capacity as such.

Item 16. Exhibits.

See Exhibit Index.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 462(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Seagate Technology’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scotts Valley, State of California, on the 14th day of November 2005.

SEAGATE TECHNOLOGY

By:	*
Name:	William D. Watkins
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed by the following persons in their capacities and on the dates indicated:

Signature	Title	Date

* William D. Watkins	Chief Executive Officer, President and Director (Principal Executive Officer)	November 14, 2005

* Charles C. Pope	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	November 14, 2005

* Karen M. Rogge	Vice President, Corporate Finance and Treasurer (Principal Accounting Officer)	November 14, 2005

* Stephen J. Luczo	Chairman of the Board of Directors	November 14, 2005

* William W. Bradley	Director	November 14, 2005

* James G. Coulter	Director	November 14, 2005

* James A. Davidson	Director	November 14, 2005

* Glenn H. Hutchins	Director	November 14, 2005

* Donald E. Kiernan	Director	November 14, 2005

* David F. Marquardt	Director	November 14, 2005

Signature	Title	Date

* Lydia Marshall	Director	November 14, 2005

* Gregorio Reyes	Director	November 14, 2005

* John W. Thompson	Director	November 14, 2005

* William D. Watkins, on behalf of Seagate Technology (US) Holdings, Inc.	Seagate Technology (US) Holdings, Inc. (Authorized U.S. Representative)	November 14, 2005

*By:	/S/ WILLIAM L. HUDSON
William L. Hudson
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit	Description
2.1	Stock Purchase Agreement, dated as of March 29, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc. and Seagate Software Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

2.2	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, by and among VERITAS Software Corporation, Victory Merger Sub, Inc. and Seagate Technology, Inc. (incorporated by reference to Exhibit 2.2 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

2.3	Indemnification Agreement, dated as of March 29, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and Suez Acquisition Company (Cayman) Limited (incorporated by reference to Exhibit 2.3 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

2.4	Joinder Agreement to the Indemnification Agreement, dated as of November 22, 2000, by and among VERITAS Software Corporation, Seagate Technology, Inc. and the SAC Indemnitors listed therein (incorporated by reference to Exhibit 2.4 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

2.5	Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated as of August 29, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc. (incorporated by reference to Exhibit 2.5 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

2.6	Consolidated Amendment No. 2 to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent, dated as of October 18, 2000, by and among Suez Acquisition Company (Cayman) Limited, Seagate Technology, Inc., Seagate Software Holdings, Inc., VERITAS Software Corporation and Victory Merger Sub, Inc. (incorporated by reference to Exhibit 2.6 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

2.7	Letter Agreement, dated as of March 29, 2000, by and between VERITAS Software Corporation and Suez Acquisition Company (Cayman) Limited (incorporated by reference to Exhibit 2.7 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

2.8	Stock Purchase Agreement, dated as of October 28, 2002, by and among Oak Investment Partners X, Limited Partnership, Oak X Affiliates Fund, L.P., Oak Investment Partners IX, Limited Partnership, Oak IX Affiliates Fund, L.P., Oak IX Affiliates Fund-A, L.P., Seagate Technology Holdings, Seagate Technology SAN Holdings and XIOtech Corporation (incorporated by reference to Exhibit 2.8 to amendment no. 6 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on November 8, 2002)

2.9	Amendment No. 1, dated as of October 31, 2002, to the Stock Purchase Agreement, dated as of October 28, 2002, by and among Oak Investment Partners X, Limited Partnership, Oak X Affiliates Fund, L.P., Oak Investment Partners IX, Limited Partnership, Oak IX Affiliates Fund, L.P., Oak IX Affiliates Fund-A, L.P., Seagate Technology Holdings, Seagate Technology SAN Holdings and XIOtech Corporation (incorporated by reference to Exhibit 2.9 to amendment no. 6 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on November 8, 2002)

4.1	Form of 8% Senior Notes due 2009 (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

Exhibit	Description
4.2	Indenture, dated as of May 13, 2002, by and among Seagate Technology HDD Holdings, Seagate Technology Holdings and U.S. Bank, N.A. (incorporated by reference to Exhibit 4.2 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

4.3	Registration Rights Agreement, dated as of May 13, 2002, by and among Seagate Technology HDD Holdings, Seagate Technology Holdings, Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the registrant’s registration statement on Form S-4 (reg. no. 333-88388) filed with the SEC on May 16, 2002)

4.4	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the registrant’s registration statement on Form S-1 (reg. no. 333-100513) filed with the SEC on November 8, 2002)

4.5	Shareholders Agreement by and among Seagate Technology Holdings, New SAC, Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., SAC Investments, L.P., August Capital III, L.P., J.P. Morgan Partners, L.L.C., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman Sachs & Co. Verwaltungs GmbH, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P., Staenberg Venture Partners II, L.P., Staenberg Seagate Partners, LLC, Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and the Shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.5 to the registrant’s quarterly report on Form 10-Q (file no. 001-31560) filed with the SEC on February 10, 2003)

4.6	Amendment, dated as of April 23, 2004, to the Shareholders Agreement dated as of December 6, 2002, among Seagate Technology, New SAC, Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., SAC Investments, L.P., August Capital III, L.P., J.P. Morgan Partners (BHCA), L.P., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P., Staenberg Venture Partners II, L.P., Staenberg Seagate Partners, LLC, Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and the individuals listed on the signature pages thereto (incorporated by reference to Exhibit 4.6 to the registrant’s registration statement on Form S-3 (reg. no. 333-117517) filed with the SEC on July 20, 2004)

4.7	Second Amendment, dated as of September 2, 2004, to the Shareholders Agreement dated as of December 6, 2002, as amended by the first Amendment to the Shareholders Agreement dated as of April 23, 2004, among Seagate Technology, New SAC, Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., SAC Investments, L.P., August Capital III, L.P., J.P. Morgan Partners (BHCA), L.P., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P., Staenberg Venture Partners II, L.P., Staenberg Seagate Partners, LLC, Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and the individuals listed on the signature pages thereto (incorporated by reference to Exhibit 4.7 to the registrant’s annual report on Form 10-K/A (file no. 001-31560) filed with the SEC on September 3, 2004)

5.1*	Legal Opinion of Maples and Calder

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

24.1*	Powers of Attorney

*	Previously filed.